As filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933

Registration No. 333-52484

PROSPECTUS SUPPLEMENT TO POST-EFFECTIVE AMENDMENT NO. 3 TO THE PROSPECTUS DATED APRIL 9, 2003

50,000,000 Units
of Limited Liability Company Interest

VESTIN FUND II, LLC

     Vestin Fund II, LLC is a Nevada limited liability company (the “Fund”). We invest in mortgage loans, which are loans where our collateral is real property. The loans will be selected for us by our manager, Vestin Mortgage, Inc. (formerly Capsource, Inc.; “Vestin Mortgage” or “Manager” or “Managing Member”). Vestin Mortgage will originate and service our mortgage loans and will be responsible for our day to day operations.

     We are offering and selling to the public up to a maximum of 50,000,000 units for $10.00 per unit. This Offering includes units to be issued under our distribution reinvestment plan.

	Price to	Selling Commissions/	Proceeds to
	Public	Expense Reimbursement(2)	the Fund

Per Unit	$10.00	—	$10.00

Total Maximum	$500,000,000.00 (1)	—	$500,000,000.00 (1)

(1)	Includes units purchased under our distribution reinvestment plan.

(2)	All selling commissions and expenses related to this Offering will be paid by Vestin Mortgage. Vestin Mortgage received a deemed capital contribution of 110,000 units in respect of Offering expenses paid by Vestin Mortgage to non-affiliated third parties. Vestin Mortgage will not be reimbursed or credited for any further Offering expenses it incurs.

     Of the total net proceeds we receive from this Offering, we intend to use 3% as a cash reserve and we intend to invest 97% in mortgage loans. As of April 30, 2003, we raised approximately $364 million from this Offering. If the maximum number of units are sold, we will have $485,000,000 to invest in mortgage loans.

     The most significant risks to your investment include:

•	Restricted right to sell or transfer your units

•	Investment in unspecified mortgage loans

•	Restricted distributions and increased risk due to leveraging

•	Total reliance on Vestin Mortgage

•	Conflicts of interest for Vestin Mortgage

•	Payment of substantial fees to Vestin Mortgage

•	Recent organization, limited operating history, and lack of external financing sources.

•	Tax risks of the Offering and membership in the Fund

•	Limited voting rights of investors

You should read the complete discussion of the risk factors beginning on page 10 of the Prospectus.

     Units will be sold by Vestin Capital, Inc. (formerly DM Financial Services, Inc.; “Vestin Capital”), the lead dealer selling our units in this Offering, as well as by Vestin Mortgage, where permitted. Vestin Capital and Vestin Mortgage are both owned by the same company, Vestin Group, Inc. (formerly known as Sunderland Corporation; “Vestin Group”).

     You must purchase at least 200 units for $2,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. We will sell up to 50,000,000 units. We will terminate the Offering on the earlier of June 30, 2004 or the date on which the sale of the 50,000,000 units offered is completed.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

June 10, 2003

INVESTOR SUITABILITY STANDARDS
MANAGEMENT
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
INDEX TO FINANCIAL STATEMENTS
APPENDIX A TO EXHIBIT B
APPENDIX A TO EXHIBIT C

i

INVESTOR SUITABILITY STANDARDS

     As a result of the risks inherent in the purchase of units, the units are suitable only for persons who meet the financial suitability standards adopted by the states in which they live, as set forth on pages 22 through 24 of the Post-Effective Amendment No. 3 to the Prospectus (the “Amended Prospectus”). Our units are only suitable for those who desire a relatively long term investment for which they do not need liquidity for at least one year, in light of the other limitations on redemption and transfer described in this prospectus.

     This supplement revises the investor suitability standards only for the State of Michigan to conform to current applicable Michigan law. The remaining discussion in the “Investor Suitability Standards” section in the Amended Prospectus remains effective and should be read in conjunction with this revision.

     If you reside in Michigan, you must meet one of the investor suitability standards contained in the second and third columns in the table below and the suitability standard contained in the fourth column, if applicable, to purchase units and to participate in our reinvestment plan. Fiduciaries must also meet one of these conditions. If the investment is a gift to a minor, the custodian or the donor must meet these conditions. For purposes of the net worth calculations below, net worth is the amount by which your assets exceed your liabilities, but excluding your house, home furnishings or automobile(s) among your assets. In the subscription agreement, you will have to confirm that you meet these minimum standards. The inclusion of a state in the chart below is for informational purposes only and is not intended to imply that the Offering of units has been qualified in the particular state at this time. We will not sell in a state in which we have not qualified the Offering.

	Minimum Net
	Worth AND Minimum				Additional
State	Gross Income	OR	Minimum Net Worth	AND	Standards

Michigan	$60,000/$60,000		$225,000		N/A

MANAGEMENT

     The “Management – Share Ownership” section of the Amended Prospectus is supplemented as follows:

     The following table sets forth the beneficial ownership of Vestin Group, Inc. (“Vestin Group.”), as of March 1, 2003 by all persons known by us to own more than 5% of Vestin Group’s outstanding Common Stock, as well as by each director and executive officer who owns shares of Common Stock and by all directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

			Percentage of
	Common Stock		Common Stock
Name	Beneficially Owned		Beneficially Owned(1)(19)

Michael V. Shustek, Chairman and Chief Executive Officer of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	4,664,199	(2)	68.3%
Stephen J. Byrne, Chief Operations Officer and Director of Vestin Group and Chief Executive Officer of Vestin Mortgage 2901 El Camino Avenue Las Vegas, Nevada 89102	132,900	(3)	2.5%
Ira S. Levine, Executive Vice President of Legal and Corporate Affairs and Corporate Secretary of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	175,100	(4)	3.2%
Peggy S. May, President of Vestin Mortgage 2901 El Camino Avenue Las Vegas, Nevada 89102	89,875	(5)	1.7%
Lance K. Bradford, Director, President and Treasurer of Vestin Group and Chief Financial Officer, Treasurer, Secretary and Director of Vestin Mortgage 2901 El Camino Avenue Las Vegas, Nevada 89102	30,000		*
Daniel Stubbs, Executive Vice President of Vestin Mortgage 2901 El Camino Avenue Las Vegas, Nevada 89102	17,660	(6)	*
John W. Alderfer, Chief Financial Officer of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	0		*
Stephen A. Schneider, Vice President of Vestin Mortgage 2901 El Camino Avenue Las Vegas, Nevada 89102	30,000	(7)	*
Michael J. Whiteaker, Vice President of Regulatory Affairs of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	50,300	(8)	*
Robert J. Aalberts, Director of Vestin Group 2901 El Camino Avenue	16,700	(9)	*

			Percentage of
	Common Stock		Common Stock
Name	Beneficially Owned		Beneficially Owned(1)(19)

Las Vegas, Nevada 8910
John E. Dawson, Esq., Director of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	25,050	(10)(11)	*
Robert L. Forbuss, Director of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	15,000	(12)	*
Robert A. Groesbeck, Director of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	15,000	(13)	*
James C. Walsh, Director of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	1,200,000	(14)	18.4%
Steven Ducharme, Director of Vestin Group 2901 El Camino Avenue Las Vegas, Nevada 89102	10,000	(15)	*
Jan Jones, Director of Vestin Group 2901 El Camino Avenue	10,000	(16)	*
Bernard Greenblatt Trust U/A/D 7/15/96 880 Buffwood Avenue Las Vegas, Nevada 89123	373,355	(19)	6.6%
The Redd 1996 Trust, William Si Redd, Trustee 2340 Camero Avenue Las Vegas, Nevada 89123	834,704	(18)(19)	13.6%
All directors and executive officers as a group (16 persons)	6,481,784	(17)	76.3%

*	Less than 1%

(1)	Based upon 5,324,340 shares outstanding on March 1, 2003.

(2)	Includes warrants to purchase up to 1,500,000 shares of Common Stock.

(3)	Includes options to purchase up to 100,000 shares of Common Stock.

(4)	Includes options to purchase up to 150,000 shares of Common Stock.

(5)	Includes options to purchase up to 45,000 shares of Common Stock.

(6)	Includes options to purchase up to 15,000 shares of Common Stock.

(7)	Includes options to purchase up to 30,000 shares of Common Stock.

(8)	Includes options to purchase up to 50,000 shares of Common Stock.

(9)	Includes options to purchase up to 15,000 shares of Common Stock.

(10)	Includes options to purchase up to 15,000 shares of Common Stock.

(11)	Includes 1,850 shares of Common Stock owned by a family partnership indirectly controlled by Mr. Dawson.

(12)	Includes options to purchase up to 15,000 shares of Common Stock.

(13)	Includes options to purchase up to 15,000 shares of Common Stock.

(14)	Includes warrants to purchase up to 1.2 million shares of Common Stock granted to Planned Licensing, Inc. (“PLI”). Mr. Walsh is an officer of and has a majority equity interest in PLI. There is no other affiliation between PLI and the Company.

(15)	Includes options to purchase up to 10,000 shares of Common Stock.

(16)	Includes options to purchase up to 10,000 shares of Common Stock.

(17)	Includes warrants and options to purchase up to 3,170,000 shares of Common Stock.

(18)	Includes warrants to purchase 12,336 shares of Common Stock held by the Millennium 2001 Trust, which has common beneficiaries as the Redd 1996 Trust. The Redd 1996 Trust and the Millennium 2001 Trust are hereinafter referred to collectively as the “Redd 1996 Trust.”

(19)	The holders of the company’s preferred stock are entitled to convert their preferred shares into common shares at a ratio of $6.08 for one common share. If all of the preferred shareholders were to convert into common stock, the Redd 1996 Trust would own approximately 15.7 % of the total issued and outstanding shares and the Bernard Greenblatt Trust would own approximately 7.0%. In addition, the beneficial ownership of the following shareholders would be reduced as follows: Michael Shustek 58.1%, Stephen Byrne 2.0, Ira Levine 2.6%, Peggy May 1.4%, James C. Walsh 15.5%, and all directors and officers as a group 66.8%.

SELECTED FINANCIAL DATA

Balance Sheet Data

	March 31,		December 31,
	2003	June 30, 2002	2001

	(Unaudited)
ASSETS:
Investment in mortgage loans, net of allowance	$321,376,074	$222,058,326	$117,236,471
Cash and other assets	71,565,344	$11,068,810	11,221,418

Total assets	$392,941,418	$233,127,136	$128,457,889

LIABILITIES AND MEMBERS’ EQUITY:
Total liabilities	$41,770,320	$650,765	$269,078
Total members’ equity	$351,171,098	$232,476,371	$128,188,811

Total liabilities and members’ equity	$392,941,418	$233,127,136	$128,457,889

Income Statement Data

	For the
	Transition	For the Year	For the Three Months Ended		For the Nine Months Ended
	Period Ended	Ended	March 31,		March 31,
	June 30,	December 31,
	2002	2001	2003	2002	2003	2002

			(Unaudited)		(Unaudited)
Total revenues	$11,504,100	$3,801,649	$10,302,679	$4,732,343	$29,279,960	$8,518,587
Total expenses	$781,081	$86,959	$1,594,242	$103,599	$3,870,497	$190,538

Net income	$10,723,019	$3,714,690	$8,708,437	$4,628,744	$25,409,463	$8,328,049

Net income allocated to members	$10,723,019	$3,714,690	$8,708,437	$4,628,744	$25,409,463	$8,328,049

Net income allocated to members per weighted average membership units	$0.59	$0.67	$0.26	$0.29	$0.86	$0.91

Rate of return to members(a)	11.7%	12.4%	10.5%	11.8%	11.5%	12.1%

Weighted average membership units(b)	18,326,615	5,548,510	33,277,556	15,749,588	29,533,622	9,166,177

(a)	The rate of return to members is calculated based upon the net income allocated to members per weighted average membership units then divided by number of months during each period (6.5 months for the year ended December 31, 2001) and multiplied by 12 months, then divided by ten (the $10 cost per unit).

(b)	The weighted average number of outstanding units for the transition period ended June 30, 2002 is calculated based upon the daily number of outstanding units beginning on January 1, 2002. The weighted average number of outstanding units for the year ended December 31, 2001 is calculated based upon the daily number of outstanding units beginning on June 14, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     Prior to June 15, 2001, we were a development stage company with no operational activities. We commenced the offering of our Units in June 2001; that offering continues. Our financial results reflect the amount of capital we had for investment in mortgage loans. Our past performance may not be indicative of future results. The following is a financial review and analysis of our financial condition and results of operations for the three and nine months ended March 31, 2003. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information regarding the Company appearing elsewhere in this prospectus.

     In June 2002, we changed our fiscal year from December 31 to June 30.

Overview

     Our primary business objective is to generate monthly income by investing in mortgage loans. We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional mortgage lenders. The loan underwriting standards our Manager utilizes are less strict than traditional mortgage lenders. In addition, one of our competitive advantages is our ability to approve loan applications more quickly than traditional lenders. As a result, in certain cases, we may make mortgage loans which are riskier than mortgage loans made by commercial banks. However, in return we seek a higher interest rate and our Manager takes steps to mitigate the lending risks such as imposing a lower loan to value ratio. While we may assume more risk than traditional mortgage lenders, in return, we seek to generate higher yields from our mortgage loans.

     Our operating results are affected primarily by (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans and (v) the level of delinquencies, foreclosures and related loan losses which we experience. During the three and nine months ended March 31, 2003, we had substantially more funds to invest as compared to the prior year’s period. Such funds were derived from the continuing sale of our Units. We expect to continue to raise funds through the sale of our Units and accordingly the size of our investment portfolio should continue to increase. We currently have in place limited sources of other funding and are considering possible arrangements such as securitizations and other structured finance programs to increase the funds we will have available for investment in mortgage loans.

     Although the US economy has suffered from a mild recession over the recent past, we have not experienced a material slowdown in commercial real estate lending in the markets we service. As a result, we have generally been able to keep our funds invested in mortgage loans and we have not encountered any material reduction in demand for our loan products. However, if the recession deepens or is prolonged, we would face a number of potential risks. A prolonged recession may dampen real estate development activity, thereby diminishing the market for our loans. In addition, the continuing decline in interest rates, which is largely attributable to the weak economy, may be expected to diminish the interest rates we can charge on our loans. Moreover, a prolonged recession or poor credit decisions by our Manager may increase the default rate on our loans. To the extent that the efforts of our borrowers to develop and sell commercial real estate projects are adversely impacted by the status of the economy, we may experience an increase in loan defaults, which may reduce the amount of funds we have for distribution to our Members. In this regard, it should be noted that the weighted average maturity of our outstanding loans as of March 31, 2003 was approximately 12 months compared to approximately 11 months at December 31, 2001.

     Adverse economic conditions during the next year could have a material impact on the collection of our loans. Recognizing this risk, we seek to maintain low loan to value ratios, which, as of March 31, 2003, were 58.94% on a weighted average basis. In this manner, we hope to retain sufficient cushion in the underlying equity position to protect the value of our loan in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results. During the three and nine month periods ended March 31, 2003, we recorded a provision for loan losses of $250,000 and $750,000, respectively. Our total reserve for loans losses as of March 31, 2003 is $1,250,000. The increase in non-earning assets has contributed to the decline in our annualized rate of return to members from 12.1% at March 31, 2002 to 11.5% at March 31, 2003.

     Historically, our Manager has focused its operations on Nevada and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. As of March 31, 2003, 28.90% of the principal amount of our loans were secured by real estate in Nevada, while 27.98%, 16.48%, 15.01%, and 3.58% were secured by real estate in Texas, California, Arizona, and Hawaii, respectively. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations. Commercial real estate markets in Nevada have continued to prosper, with significant borrowing activity, throughout the current recession. However, the rate of growth appears to be slowing. The commercial real estate markets in Texas, Arizona and California also appear to be relatively unaffected by the recession. Hawaii has been adversely affected by the downturn in tourism after September 11, 2001. Continued weakness in the tourism market may have significant adverse effects on real estate lending in Hawaii. As noted above, if the recession continues for an extended period or deepens, particularly in any of the identified states, our operating results could be adversely affected.

     We commenced our operations on June 15, 2001. Since then, we have increased our funds available for investment in mortgage loans through continuing public offering of our Units. The offering of our Units will continue until the earlier of such time that we have raised $500 million or June 30, 2004. As of April 30, 2003, we have sold approximately 36.4 million units of the total 50 million units offered. Members may also participate in our Distribution Reinvestment plan whereby the member’s distribution may be used to purchase additional units at $10.00 per unit. As of April 30, 2003, an additional 997,637 units have been purchased under this plan. Additionally, we issued 110,000 units to our Manager for offering costs paid by them to unrelated third parties on our behalf.

Critical Accounting Policies

     Revenue Recognition

     Interest income on loans is accrued by the effective interest method. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is more than 90 days past due.

     Real Estate Held for Sale

     Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell.

     Investments in Mortgage Loans

     Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an “as is basis” or “as-if completed basis”. These appraised values do not reflect immediate sales values, which may be substantially different.

     Allowance for Loan Losses

     The Company maintains an allowance for loan losses on our investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Secured Borrowing

     Loans that have been participated to third party investors through an intercreditor agreement (“Agreement”) are accounted for as secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). Under the Agreement, investors may participate in certain loans with Vestin Mortgage, Fund I, and us (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, the Investor is in a priority lien position against the collateralized loans and mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

Summary of Financial Results

     Results of Operations for the Three and Nine Months ended March 31, 2003 and 2002 (unaudited).

	Three months ended
	March 31,		Nine Months ended March 31,

	2003	2002	2003	2002

Total revenues	$10,302,679	$4,732,343	$29,279,960	$8,518,587
Total expenses	1,594,242	103,599	3,870,497	190,538

Net income	$8,708,437	$4,628,744	$25,409,463	$8,328,049

Earnings per unit:
Net income allocated to members per weighted average membership units	$0.26	$0.29	$0.86	$0.91

Rate of return to members(a)	10.5%	11.8%	11.5%	12.1%

Weighted average membership units	33,277,556	15,749,588	29,533,622	9,166,177

(a)	The rate of return to members is calculated based upon the net income allocated to members per weighted average membership units as of March 31, 2003 and 2002 divided by the number of months during the period and multiplied by twelve (12) months, then divided by ten (the $10 cost per unit).

Results of Operations

     Three and Nine Months Ended March 31, 2003 Compared to Three and Nine Months Ended March 31, 2002

     Total Revenues. For the three and nine months ended March 31, 2003, revenues totaled $10.3 million and $29.3 million, respectively, compared to $4.7 million and $8.5 million for the same periods in 2002, increases of $5.6 million and $20.8 million or 119% and 245%. The increase in revenue was primarily due to an increase in our average daily investments in mortgage loans of approximately 112% and 222%, respectively. The increase in our investment in mortgage loans is due, almost entirely, to the continuing sale of our units, which has increased our capital from $232.5 million at June 30, 2002 to $351.2 million at March 31, 2003. Overall, our average interest yields on our investments in mortgage loans during 2003 have not changed significantly compared to 2002. We currently expect that our revenues will continue to increase as we raise additional funds through the sale of our units. Such increase may be offset, to some extent, by an increase in non-earning assets, which totaled approximately $30.0 million at March 31, 2003 as compared to $42,000 at June 30, 2002.

     Total Expenses. For the three and nine months ended March 31, 2003, expenses totaled $1.6 million and $3.9 million respectively, compared to $0.1 million and $0.2 million for the same periods in 2002, increases of $1.5 million and $3.7 million, respectively. The increase in total expenses is primarily related to an increase in managements fees approximating $0.1 million and $0.4 million, respectively, provisions for loan losses totaling $0.3 million and $0.8 million, respectively, interest expense related to secured borrowings approximating $0.6 million and $2.0 million, respectively, and interest expense related to a line of credit approximating $0.4 million and $0.4 million, respectively. We are continually evaluating the quality of our investments in mortgage loan portfolio and based upon future evaluations, may require additional charges to our allowance for loan losses. Management fees will be an annual recurring expense based upon an amount up to 0.25% of aggregate outstanding capital.

     Net Income. Overall, net income for the three and nine months ended March 31, 2003 totaled $8.7 million and $25.4 million, respectively, as compared to $4.6 million and $8.3 million, respectively, for the same periods in 2002.

     Annualized Rate of Return to Members. For the three and nine months ended March 31, 2003, annualized rate of return to members totaled 10.5% and 11.5%, respectively, as compared to 11.8% and 12.1%, respectively for the same periods ended March 31, 2002. The decrease in annualized rate of return to members was primarily the result of the increase in non-earning assets to $30.0 million as of March 31, 2002 compared to $42,000 as of June 30, 2002.

     The Company’s operating results are affected primarily by (i) the amount of capital it has to invest in mortgage loans, (ii) the level of real estate lending activity in the markets it services, (iii) the Company’s ability to identify and work with suitable borrowers, (iv) the interest rates it is able to charge on our loans and (v) the level of delinquencies, foreclosures and related loan losses which it experiences. During the three and nine months ended March 31, 2003, the Company had substantially more funds to invest as compared to the prior year’s period. Such funds were derived from the continuing sale of the Company’s units. The Company expects to continue to raise funds through the sale of its units and accordingly the size of its investment portfolio should continue to increase. The Company does not currently have in place any other source of funding although it is considering possible arrangements such as securitizations and other structured finance programs to increase the funds it will have available for investment in mortgage loans.

     Although the US economy has suffered from a mild recession over the recent past, we have not experienced a material slowdown in commercial real estate lending in the markets we service. However, a prolonged recession may dampen real estate development activity, thereby diminishing the market for our loans. In addition, the continuing decline in interest rates, which is largely attributable to the weak economy, may be expected to diminish the interest rates we can charge on our loans. Moreover, a prolonged recession or poor credit decisions by our Manager may result in a continuing increase in non-earning assets. During the three and nine month periods ended March 31, 2003, we recorded a provision for loan losses of $250,000 and $750,000, respectively. Our total reserve for loan losses as of March 31, 2003 is $1,250,000. The increase in non-earning assets has contributed to the decline in our annualized rate of return to members from 12.1% for the nine months ended March 31, 2002 to 11.5% for the nine months ended March 31, 2003.

Investments in Mortgage Loans Secured by Real Estate Portfolio

     As of March 31, 2003, the Company invested in mortgage loans secured by real estate totaling $322,626,074, including 72 loans with an aggregate principal value of $321,663,116 secured by first deeds of trust. Ten of these loans are also secured by second deeds of trust totaling $962,958. All of the Company’s second mortgages are junior to a first trust deed position held by either the Company or the Company’s Manager.

     As of March 31, 2003, the weighted average contractual interest yield on the Company’s investment in mortgage loans is 13.01%. These mortgage loans mature over the next 24 months.

     Further detail regarding our investments in mortgage loans are as follows:

March 31, 2003

	Number
	of		Average	Portfolio	Loan
Loan Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	3	$25,218,897	14.43%	7.82%	51.73%
Bridge	4	13,395,964	13.38%	4.15%	62.86%
Commercial	32	142,588,420	12.14%	44.20%	62.27%
Construction	18	118,230,136	13.44%	36.65%	57.41%
Land	9	19,887,157	13.72%	6.16%	47.76%
Residential	6	3,305,500	14.00%	1.02%	58.81%

	72	$322,626,074	13.01%	100.00%	58.94%

June 30, 2002

	Number
Loan	of		Average	Portfolio	Loan
Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	7	$50,177,032	13.86%	22.54%	59.23%
Bridge	3	7,764,367	14.00%	3.49%	67.43%
Commercial	18	78,759,650	12.59%	35.39%	60.78%
Construction	19	59,008,277	14.27%	26.51%	58.36%
Land	12	22,180,376	12.71%	9.97%	44.31%
Residential	7	4,668,624	13.08%	2.10%	64.14%

	66	$222,558,326	13.42%	100.00%	59.04%

*     Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, and which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

	March 31, 2003		June 30, 2002
		Portfolio		Portfolio
Loan Type	Balance	Percentage	Balance	Percentage

First mortgages	$321,663,116	99.70%	$222,513,820	99.98%
Second mortgages**	962,958	0.30%	44,506	0.02%

	$322,626,074	100.00%	$222,558,326	100.00%

** All of the Company’s second mortgages are junior to a first trust deed position held by either the Company or the Company’s Manager.

The following is a schedule of maturities of investments in mortgage loans as of March 31, 2003:

2003	$308,647,905
2004	10,328,045
2005	3,650,124

$322,626,074

The following is a schedule by geographic location of investments in mortgage loans as of:

	March 31, 2003	Portfolio	June 30, 2002	Portfolio
	Balance	Percentage	Balance	Percentage

Arizona	$48,430,498	15.01%	$37,528,258	16.86%
California	53,166,165	16.48%	43,242,770	19.43%
Colorado	4,137,548	1.28%	—	—
Florida	3,943,520	1.22%	—	—
Hawaii	11,558,145	3.58%	15,681,746	7.05%
Idaho	—	—	2,855,202	1.28%
Missouri	5,930,650	1.84%	5,430,000	2.44%
New Mexico	—	—	42,495	0.02%
Nevada	93,247,531	28.90%	64,641,428	29.04%
Oregon	4,343,330	1.35%	—	—
Ohio	7,599,469	2.36%	—	—
Texas	90,269,218	27.98%	53,136,427	23.88%

	$322,626,074	100.00%	$222,558,326	100.00%

     We have six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 9.0% to 17.0%. Revenue by product will fluctuate based upon relative balances during the period.

Asset Quality and Loan Reserves

     Losses may be expected to occur when investing in mortgage loans. The amount of losses will vary as the loan portfolio is affected by changing economic conditions and the financial position of borrowers. There is no precise method of predicting potential losses.

     The conclusion that a mortgage loan is uncollectible or that collection is doubtful is a matter of judgment. On a quarterly basis, the Manager evaluates our mortgage loan portfolio for impairment. The fact that a loan is past due does not necessarily mean that the loan is impaired. Rather, all relevant circumstances are considered by the Manager to determine impairment and the need for specific reserves. This evaluation considers among other matters:

•	prevailing economic conditions;

•	historical experience;

•	the nature and volume of the loan portfolio;

•	the borrowers’ financial condition and adverse situations that may affect the borrowers’ ability to pay;

•	evaluation of industry trends;

•	review and evaluation of loans identified as having loss potential; and

•	estimated net realizable value of any underlying collateral.

     At March 31, 2003, two of the Company’s loans totaling $12.6 million were non-performing (more than 90 days past due on interest payments) and past due on principal. The Company has commenced foreclosure proceedings on these loans. These loans are included in the participation pool related to secured borrowing. Pursuant to the terms of an intercreditor agreement, the Company has continued to remit to the investor the interest due on the participated amounts. The Company’s Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect the Company against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

     In addition to the above-mentioned loans, as of March 31, 2003, the Company’s Manager had granted extensions on 13 loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to the Company from borrowers whose loans had been extended as of March 31, 2003 was approximately $41.4 million. The Company’s Manager concluded that no allowance was necessary with respect to these loans.

     The Company’s Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company’s Manager believes that the allowance for loan losses totaling $1,250,000 included in the accompanying balance sheet as of March 31, 2003 is adequate to address estimated credit impairment in the Company’s investment in mortgage loans portfolio as of that date.

     Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

Capital Resources and Liquidity

     Liquidity is a measure of a company’s ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general operational purposes. The Company believes that interest earned from both investment loans and cash held at bank institutions in the next twelve months will be sufficient to meet the Company’s capital requirements. The Company does not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because the Manager will continue to manage the Company’s affairs. The Company may pay the Manager an annual management fee of up to 0.25% of the Company’s aggregate capital contributions. Pursuant to the Company’s Operating Agreement, the Company recorded management fees to the Manager during the three and nine months ended March 31, 2003 of approximately $0.2 million and $0.6 million, respectively.

     During the nine months ended March 31, 2003, cash flows provided by operating activities approximated $24.6 million. Investing activities consisted of investments in mortgage loans of $116.6 million (net of loan sales and payoffs on investments in mortgage loans), and investment in certificates of deposit of $3.4 million. Financing activities consisted of capital raised through the sale of units in the amount of $119.2 million, advances on a line of credit totaling $2.0 million, members’ withdrawals in the amount of $7.4 million and distributions of $18.5 million (net of reinvestments).

     As the offering of our units is continuing, we currently rely upon the sale of units, loan repayments and dividend reinvestments to provide the cash necessary to carry on our business. Our ability to attract investors to purchase our units depends upon a number of factors, some of which are beyond our control. The key factors in this regard include general economic conditions, the conditions of the commercial real estate markets, the availability and attractiveness of alternative investment opportunities, our operating performance and the track record and reputation of our Manager. We believe our ability to attract investors has been enhanced by the high historical yields generated by our mortgage investments. These yields may continue to be viewed as attractive to the extent that equity markets are viewed as risky or volatile and to the extent that most fixed income investments provide a lower yield. Notwithstanding our high historical yields, our ability to raise additional funds may be impaired by our limited operating history and by the fact that the mortgage loans in which we invest are not federally insured, as are certain bank deposits, and are generally illiquid as compared to government or corporate bonds. Thus, our ability to generate high yields is critical to offsetting these disadvantages. Our ability to raise additional funds would likely suffer if the performance of our loan portfolio declines or if alternative investment vehicles offering comparable yields and greater safety and/or liquidity become available. In addition, our ability to raise additional funds may suffer if the rate of return on Vestin Fund I declines or if other funds managed by our Manager perform poorly.

     As of March 31, 2003, members holding approximately 42% of our outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will depend upon our performance as well as the number of our members who prefer to reinvest rather than receive current distributions of their income.

     Any significant level of defaults on our outstanding loans could reduce the funds we have available for investment in new loans. Resulting foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. In addition, any significant level of withdrawals by our Members would reduce the capital we have available for investment. Such withdrawals, which totalled approximately $7.4 million for the nine months ended March 31, 2003, are limited by the terms of our Operating Agreement to not more than 10% per year and are subject to other conditions.

     Non-earning assets, which include loans on non-accrual (discussed in Note C) and real estate held for sale (discussed in Note E), totaled $30.0 million at March 31, 2003. It is possible that no earnings will be recognized from these assets until they are disposed of, and the time it will take to dispose of these assets cannot be predicted.

     Total non-earning assets at March 31, 2003 have increased since June 30, 2002, as a result of factors unique to specific borrowers. Because of the estimated value of the underlying properties, the Company does not believe that any losses will be incurred from these assets upon final disposition. However, it is possible that the Company will not be able to realize the full estimated values upon disposition, particularly if continuing economic weakness results in declining real estate values.

     At March 31, 2003, the Company had $2.0 million in cash, $9.8 million in certificates of deposit, and $392.9 million in total assets. On the same date, the Company had a liability due to the Managing Member of approximately $1.7 million as well as a balance on its revolving line of credit of $2.0 million. Accordingly, it appears the Company has sufficient working capital to meet its operating needs in the near term.

     As of March 31, 2003, the Company had liabilities totaling $38.0 million as secured borrowings related to an intercreditor agreement. Pursuant to the intercreditor agreement, the Investor may participate in certain loans with Vestin Mortgage, Fund I, and the Company (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

     The Company maintains working capital reserves of approximately 3% of aggregate members’ capital accounts in cash and cash equivalents, and certificates of deposit. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of the working capital. Working capital reserves of up to 3% are included in the funds committed to loan investments in determining what proportion of the offering proceeds and reinvested distributions have been invested in mortgage loans.

Factors Affecting Our Operating Results

     The Company’s business is subject to numerous factors affecting its operating results. In addition to the factors discussed above, the Company’s operating results may be affected by:

Risks of Investing in Mortgage Loans.

•	The Company’s underwriting standards and procedures are more lenient than conventional lenders in that the Company will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

•	The Company approves mortgage loans more quickly then other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry the Company’s Manager performs will not reveal all material facts pertaining to the borrower and the security.

•	Appraisals may be performed on an “as-if developed” basis. Therefore there is a risk that the borrower will not complete development of the project which may affect the expected value of the property and the loan to value ratio.

•	The Company’s results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

•	If the economy is healthy, the Company expects that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean the Company will have fewer loans to acquire, thus reducing the Company’s revenues and the distributions to members.

•	If, at a time of relatively low interest rates, a borrower should prepay obligations that have a higher interest rate from an earlier period, investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm the Company’s reputation and make it more difficult for the Company to attract investors willing to acquire interest in mortgage loans.

Risk of Defaults

     The Company’s performance will be directly impacted by any defaults on the loans in its portfolio. As noted above, the Company may experience a higher rate of defaults than conventional mortgage lenders. The Company seeks to mitigate the risk by estimating the value of the underlying collateral and insisting on low loan to value ratios. However, no assurance can be given that these efforts will fully protect the Company against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that the Company will earn less (if any) income from such loans, thereby reducing the Company’s earnings.

Competition for Borrowers.

     The Company considers its competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loans investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which the Company competes have substantially greater financial, technical and other resources than the Company does. Competition in the Company’s market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

Effect of Fluctuations in the Economy.

     The Company’s sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the Company concentrates its loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, the Company may be required to make loans on terms less favorable to the Company or to make loans involving greater risk to the Company. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company’s lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest the Company is able to earn on its loans. Since the Company’s loans generally do not have prepayment penalties, declining interest rates may also cause the Company’s borrowers to prepay their loans and the Company may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of the Company’s borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults the Company may experience.

Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risk, primarily from changes in interest rates. The Company does not have any assets or liabilities denominated in foreign currencies nor does it own any options, futures or other derivative instruments. The Company does not have any debt.

     Most of the Company’s assets consist of mortgage loans, including those which are financed under the intercreditor agreement. At March 31, 2003, the Company’s aggregate investment in mortgage loans was $358,189,945 with a weighted average contractual yield of 12.96%. Loans totaling $35,563,871 financed under the intercreditor agreement are classified as assets under secured borrowing. Such financing is at a weighted average contractual interest rate of 12.0%. These mortgage loans mature over the next 24 months. All of the outstanding mortgage loans at March 31, 2003 are fixed rate loans. All of the mortgage loans are held for investment purposes. None of the mortgage loans have prepayment penalties.

     As of March 31, 2003, the Company had cash and investments in certificates of deposit and other short-term deposit accounts totaling $11.9 million. The Company anticipates that approximately 3% of its assets will be held in such accounts as a cash reserve; additional deposits in such accounts will be made as funds are received by the Company from new investors and repayment of loans pending the deployment of such funds in new mortgage loans. The Company believes that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

1       The Company is providing, as a supplement to the Amended Prospectus, an amended set of Financial Statements and the accompany notes for the year ended December 31, 2002 for Vestin Group, Inc. and its subsidiaries, as filed in Vestin Group’s Form 10KSB/A-1 with the SEC on June 3, 2003.

VESTIN FUND II, LLC

BALANCE SHEETS

	March 31,	June 30,
	2003	2002

	(Unaudited)
Assets
Cash	$2,041,462	$2,198,542
Certificates of deposit	9,825,000	6,425,000
Interest and other receivables	3,630,637	2,189,631
Real estate held for sale	17,398,688	—
Due from related parties	94,510	—
Investment in mortgage loans, net of allowance for loan losses of $1,250,000 and $500,000, respectively	321,376,074	222,058,326
Assets under secured borrowings	38,005,621	—
Deferred bond offering costs	569,426	255,637

Total assets	$392,941,418	$233,127,136

Liabilities and Members’ Equity
Liabilities
Accounts payable	41,398
Due to Manager	1,723,301	650,765
Revolving line of credit	2,000,000	—
Secured borrowing	38,005,621	—

Total liabilities	$41,770,320	$650,765

Members’ equity—authorized 50,000,000 units 35,077,506 and 23,239,836 units issued and outstanding at $10 per unit at March 31, 2003 and June 30, 2002, respectively	351,171,098	232,476,371

Total members’ equity	351,171,098	232,476,371

Total liabilities and members’ equity	$392,941,418	$233,127,136

The accompany notes are an integral part of these statements.

VESTIN FUND II, LLC

STATEMENTS OF INCOME

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	March 31,		March 31,

	2003	2002	2003	2002

Revenues
Interest income from investment in mortgage loans	$10,196,721	$4,667,631	$28,647,804	$8,453,875
Other income	105,958	64,712	632,156	64,712

Total revenues	10,302,679	4,732,343	29,279,960	8,518,587

Operating expenses
Interest Expense	1,015,097	—	2,372,938	—
Management fees to Manager	209,411	103,263	559,052	190,095
Provision for loan losses	250,000	—	750,000	—
Other	119,734	336	188,507	443

Total operating expenses	1,594,242	103,599	3,870,497	190,538

Net income	$8,708,437	$4,628,744	$25,409,463	$8,328,049

Net income allocated to members	$8,708,437	$4,628,744	$25,409,463	$8,328,049

Net income allocated to members per weighted average membership units	$0.26	$0.29	$0.86	$0.91

Weighted average membership units	33,277,556	15,749,588	29,533,622	9,166,177

The accompanying notes are an integral part of these statements.

VESTIN FUND II, LLC

STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

	Units	Amount

Members’ equity at June 30, 2002	23,239,836	$232,476,371
Issuance of units	11,921,212	119,212,123
Distributions	—	(25,091,442)
Reinvestments of distributions	657,195	6,571,950
Members’ withdrawals	(740,737)	(7,407,367)
Net income	—	25,409,463

Members’ equity at March 31, 2003	35,077,506	$351,171,098

The accompanying notes are an integral part of this statement.

VESTIN FUND II, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended
	March 31,

	2003	2002

Cash flows from operating activities:
Net income	$25,409,463	$8,328,049
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	750,000	—
Change in operating assets and liabilities
Due to Manager	230,577	351,791
Due from related parties	(94,510)	—
Interest and other receivables	(1,441,006)	(1,658,732)
Deferred bond offering costs	(313,789)	—
Accounts payable	41,398	—
Other assets	—	(73,579)

Net cash provided by operating activities	$24,582,133	$6,947,529

Cash flows from investing activities:
Purchase of investments in mortgage loans	(249,971,443)	(189,458,921)
Purchase of investments in mortgage loans from:
Vestin Fund I, LLC	(14,450,263)	(21,289,763)
Manager	(6,847,900)	—
Vestin Group, Inc.	(15,023,151)	—
Other related party	(4,674,950)	—
Private investor	(1,228,870)	—
Proceeds received from the sale of mortgage loans to:
Vestin Fund I, LLC	13,575,000	10,000,000
Manager	500,856	4,026,598
Vestin Group, Inc.	19,200,000	—
Other related party	3,674,950	1,000,000
Proceeds from the sale of mortgage loans	54,327,158	—
Proceeds from loan payoffs	84,294,136	28,311,046
Investment in certificates of deposit	(3,400,000)	(4,225,000)

Net cash used in investing activities	$(120,024,477)	$(171,636,040)

Cash flows from financing activities:
Proceeds from issuance of membership units	119,212,123	171,918,633
Members’ withdrawals	(7,407,367)	(27,050)
Members’ distributions, net of reinvestments	(18,519,492)	(6,053,924)
Advance from Manager	—	80,000
Advance on revolving line of credit	2,000,000	—

Net cash provided by financing activities	$95,285,264	$165,917,659

Net (decrease) increase in cash	(157,080)	1,229,148
Cash, beginning	2,198,542	1,857,602

Cash, ending	$2,041,462	$3,086,750

Supplemental disclosures of cash flows information:
Non-cash investing and financing activities:
Reinvestment of members’ distributions	$6,571,950	$1,252,051

Distributions payable to Manager	$96,800	$46,630

Real estate held for sale acquired through foreclosure	$17,398,688	$—

Loans funded through secured borrowing	$38,005,621	$—

Conversion of deferred offering costs to membership units	$—	$242,699

Deferred debt offering costs paid by Manager	$—	$142,448

Due to Manager assumed through foreclosure	$745,159	$—

Sale of rights to receive proceeds of guaranty	$1,714,926	$—

The accompanying notes are an integral part of these statements.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS
(Unaudited)
March 31, 2003

NOTE A — ORGANIZATION

Vestin Fund II, LLC, a Nevada limited liability company (the “Company”), is primarily engaged in the business of mortgage lending. The Company invests in loans secured by real estate through deeds of trust and mortgages. The Company was organized on December 7, 2000 (date of formation) and will continue until December 31, 2020 unless dissolved prior thereto or extended by vote of the members under the provisions of the Company’s Operating Agreement.

On June 13, 2001, the Company’s Form S-11/A filed with the Securities and Exchange Commission became effective for the initial public offering of 50,000,000 units at $10 per unit. The Company commenced operations on June 15, 2001. As of March 31, 2003, the Company had sold 35,077,506 units of the 50,000,000 units offered. Additionally, in connection with the Company’s organization, the Company issued 110,000 units to its Manager for offering costs paid by them to unrelated third parties on the Company’s behalf. The Company will continue to offer its remaining unsold units to the public for a period of up to three years following the effective date of its Form S-11/A.

The manager of the Company is Vestin Mortgage, Inc. (the “Manager” or “Managing Member”), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation, whose common stock is publicly held and is traded on the Nasdaq National Market under the symbol “VSTN.” Through its subsidiaries, Vestin Group, Inc. is engaged in asset management, real estate lending and other financial services and has managed over $1 billion in real estate loans. The Operating Agreement provides that the Manager has control over the business of the Company; including the power to assign duties, to determine how to invest the Company’s assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations. The Operating Agreement also provides that the members have certain rights, including the right to terminate the Manager subject to a majority vote of the members.

Vestin Mortgage, Inc. is also the Manager of Vestin Fund I, LLC (“Fund I”) and inVestin Nevada, Inc., entities in the same business as the Company.

The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the transition period ended June 30, 2002.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
March 31, 2003

2. Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of expected losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may effect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the loan loss allowance. Subsequent recoveries of amounts previously charged off are added back to the allowance.

3. Real Estate Held For Sale

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell.

4. Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, and which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

5. Secured Borrowing

Certain loans that have been participated to third party investors (“Investor”) through an intercreditor agreement (“Agreement”) are accounted for as secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). Under the Agreement, investors may participate in certain loans with Vestin Mortgage, Fund I, and the Company (collectively, “the Lead Lenders”). In the event of borrower non-performance, the Agreement gives the Lead Lenders the right to either (i) continue to remit to the Investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the Investor; or (iii) repurchase the participation from the Investor for the outstanding balance of the participation plus accrued interest. Consequently, the Investor is in a priority lien position against the collateralized loans and mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

Assets under secured borrowing have been segregated in the accompanying balance sheets and include loans outstanding of $33.1 million and real estate acquired through foreclosure of $2.4 million as of March 31, 2003.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
March 31, 2003

NOTE C — INVESTMENT IN MORTGAGE LOANS

     Investment in mortgage loans are as follows:

     March 31, 2003

	Number
	of		Average	Portfolio	Loan
Loan Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	3	$25,218,897	14.43%	7.82%	51.73%
Bridge	4	13,395,964	13.38%	4.15%	62.86%
Commercial	32	142,588,420	12.14%	44.20%	62.27%
Construction	18	118,230,136	13.44%	36.65%	57.41%
Land	9	19,887,157	13.72%	6.16%	47.76%
Residential	6	3,305,500	14.00%	1.02%	58.81%

	72	$322,626,074	13.01%	100.00%	58.94%

     June 30, 2002

	Number
	of		Average	Portfolio	Loan
Loan Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	7	$50,177,032	13.86%	22.54%	59.23%
Bridge	3	7,764,367	14.00%	3.49%	67.43%
Commercial	18	78,759,650	12.59%	35.39%	60.78%
Construction	19	59,008,277	14.27%	26.51%	58.36%
Land	12	22,180,376	12.71%	9.97%	44.31%
Residential	7	4,668,624	13.08%	2.10%	64.14%

	66	$222,558,326	13.42%	100.00%	59.04%

*	Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, and which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

			June 30, 2002
	March 31, 2003	Portfolio		Portfolio
Loan Type	Balance	Percentage	Balance	Percentage

First mortgages	$321,663,116	99.70%	$222,513,820	99.98%
Second mortgages**	962,958	0.30%	44,506	0.02%

	$322,626,074	100.00%	$222,558,326	100.00%

**	All of the Company’s second mortgages are junior to a first trust deed position held by either the Company or the Company’s Manager.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
March 31, 2003

The following is a schedule of maturities of investments in mortgage loans as of March 31, 2003:

2003	$308,647,905
2004	10,328,045
2005	3,650,124

$322,626,074

     The following is a schedule by geographic location of investment in mortgage loans as of:

	March 31, 2003	Portfolio	June 30, 2002	Portfolio
	Balance	Percentage	Balance	Percentage

Arizona	$48,430,498	15.01%	$37,528,258	16.86%
California	53,166,165	16.48%	43,242,770	19.43%
Colorado	4,137,548	1.28%	—	—
Florida	3,943,520	1.22%	—	—
Hawaii	11,558,145	3.58%	15,681,746	7.05%
Idaho	—	—	2,855,202	1.28%
Missouri	5,930,650	1.84%	5,430,000	2.44%
New Mexico	—	—	42,495	0.02%
Nevada	93,247,531	28.90%	64,641,428	29.04%
Oregon	4,343,330	1.35%	—	—
Ohio	7,599,469	2.36%	—	—
Texas	90,269,218	27.98%	53,136,427	23.88%

	$322,626,074	100.00%	$222,558,326	100.00%

The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 9% to 17%. Revenue by product will fluctuate based upon relative balances during the period.

At March 31, 2003, two of the Company’s loans totaling $12.6 million were non-performing (more than 90 days past due on interest payments) and past due on principal. The Company has commenced foreclosure proceedings on these loans. These loans are included in the participation pool related to secured borrowing. Pursuant to the terms of an intercreditor agreement, the Company has continued to remit to the investor the interest due on the participated amounts. The Company’s Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect the Company against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

In addition to the above-mentioned loans, as of March 31, 2003, the Company’s Manager had granted extensions on 13 loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to the Company from borrowers whose loans had been extended as of March 31, 2003 was approximately $41.4 million. The Company’s Manager concluded that no allowance was necessary with respect to these loans.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
March 31, 2003

The Company’s Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company’s Manager believes that the allowance for loan losses totaling $1,250,000 included in the accompanying balance sheet as of March 31, 2003 is adequate to address estimated credit impairment in the Company’s investment in mortgage loans portfolio as of that date.

Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

NOTE D — RELATED PARTY TRANSACTIONS

For the three and nine months ended March 31, 2003, the Company recorded management fees to the Company’s Manager of approximately $209,411 and $559,052, respectively, compared to $103,263 and $190,095 for the same periods in 2002. Additionally, for the three and nine months ended March 31, 2003, the Company recorded pro rata distributions owed to the Company’s Manager of $31,057 and $96,717 based upon the total of 110,000 units owned by the Company’s Manager.

During the nine months ended March 31, 2003, the Company purchased $14,450,263 in investments in mortgage loans from Fund I, $6,847,900 from the Manager, $15,023,151 from Vestin Group, Inc. and $4,674,950 from other related parties. For the same period, the Company also sold $13,575,000 in investments in mortgage loans to Vestin Fund I, LLC, $500,856 to the Manager, $19,200,000 to Vestin Group and $3,674,950 to other related parties.

NOTE E — REAL ESTATE HELD FOR SALE

At March 31, 2003, the Company had seven properties with a total carrying value of $17.4 million, which were acquired through foreclosure and recorded as investments in real estate held for sale. The Company may share ownership of such properties with Fund I, the Manager, or other unrelated parties. The summary below includes the Company’s percentage ownership in each property. These investments in real estate held for sale are accounted for at the lower of cost or fair value, less selling costs, based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate as a long-term investment. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit. The following is a summary of real estate held for sale as of March 31, 2003:

Description	% of ownership	Carrying Value

A custom residential property located in Santa Fe, New Mexico	4%	$85,727
40 acres of land containing 381 RV lots in Las Vegas, Nevada	31%	5,707,032
An approximate 200-unit apartment complex located in Las Vegas, Nevada	98%	4,302,805
11.42 acres of vacant land zoned commercial in Henderson, Nevada	100%	2,203,279
An uncompleted golf course in Mesquite, Nevada	36%	1,680,516
65 acres of raw land in Mesquite, Nevada	41%	1,272,470
Raw land in Mesquite, Nevada	42%	2,146,859

Total		$17,398,688

Based on management’s estimate of fair value of these assets, no impairment charge was required as of March 31, 2003.

Through foreclosure, the Company assumed an approximate 98% ownership of a 200-unit apartment complex as described above. The other 2% is owned by Fund I. The operations of the facility were also assumed which is being managed by an outside management company. The Company’s share of income from operations for the three months ended March 31, 2003 totaled $3,415 which is included in other income on the accompanying statements of income.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
March 31, 2003

NOTE F — SECURED BORROWING

As of March 31, 2003, the Company had approximately $38.0 million in secured borrowings pursuant to an intercreditor agreement with the related amounts included in assets under secured borrowings. For the three and nine month periods ended March 31, 2003, the Company recorded interest expense of $0.6 and $2.0 million, respectively, related to the secured borrowings.

NOTE G — REVOLVING LINE OF CREDIT

The Company has a revolving line of credit with a financial institution, which provides for borrowing up to $2.0 million. As of March 31, 2003, the balance outstanding was $2.0 million. The line of credit is secured by the Company’s certificates of deposit with First Hawaiian Bank, is payable in monthly installments of interest only at 1.50% over the weighted average interest rate paid on the First Hawaiian Bank certificates of deposit (1.6% at March 31, 2003), and matures on September 28, 2003. The interest rate will be reset upon the occurrence of either a new drawing on the revolving line of credit or at the maturity of the certificate of deposit. The Company was in compliance with the covenants of the line of credit agreement as of March 31, 2003.

NOTE H — LITIGATION INVOLVING THE MANAGER

Vestin Mortgage, Vestin Group, Del Mar Mortgage, Michael Shustek and various affiliates of Mr. Shustek are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc., et al., currently pending in the United States District Court for the District of Nevada (the “Civil Action”). The Civil Action was filed on December 7, 2000 by a borrower that defaulted on various loans arranged by Vestin Mortgage. The Civil Action alleged 18 claims for relief including intentional interference with contractual relations and prospective economic advantage, breach of contract, fraudulent inducement, economic duress, common law fraud and securities fraud. The Civil Action sought rescission of various contracts entered into between plaintiffs and defendants, compensatory damages in excess of $10,000,000 and punitive damages, among other remedies.

On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) dismissed 17 of the plaintiff’s claims, but entered a judgment on the remaining claim for $5.0 million, plus interest accruing from March 26, 2003, jointly and severally against Vestin Group, Vestin Mortgage and Del Mar Mortgage. Subsequent to April 10, 2003, the Court stayed the execution of the judgment pending the hearing and ruling on post-trial motions and, accordingly, the Court did not require the defendants to post a bond for the judgment. Del Mar Mortgage has agreed to indemnify Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Civil Action. Mr. Shustek has guaranteed the indemnification. If the stay of execution is lifted, Mr. Shustek has agreed to provide a bond in the amount of the judgment. Although the ultimate outcome of the Civil Action is uncertain, after consultation with legal counsel, we believe that the judgment against Vestin Group and Vestin Mortgage will be vacated and will have no effect on our operating results and financial condition. The defendants are appealing the ruling by the Court.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

March 31, 2003
(UNAUDITED)

ASSETS
Cash	$1,413,725
Accounts receivable	6,850,602
Interest receivable	45,875
Due from related parties	1,789,006
Notes receivable	700,000
Notes receivable — related party	117,964
Investments in real estate held for sale	8,654,452
Investments in mortgage loans on real estate, net of allowance of $130,000	5,859,020
Other investments — related parties	2,100,000
Other assets	650,771
Property and equipment, net	739,872

Total assets	$28,921,287

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$3,503,608
Dividend payable	75,650
Income taxes payable	816,636
Line of credit	5,000,000
Notes payable — related party	3,427,554
Notes payable	1,495,657

Total liabilities	14,319,105

Commitments and contingencies	—
Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 907,800 shares issued and outstanding	$91
Common stock, $.0001 par value; 100 million shares authorized 5,328,340 shares issued and outstanding	533
Additional paid-in capital	9,170,960
Retained earnings	5,430,598

Total stockholders’ equity	$14,602,182

Total liabilities and stockholders’ equity	$28,921,287

The accompanying notes are an integral part of this statement.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	For the three months ended

	March 31, 2003	March 31, 2002

Revenues
Loan placement and related fees	$7,142,996	$4,607,598
Interest income	183,862	178,778
Other income	426,119	234,528

Total revenues	7,752,977	5,020,904

Expenses
Sales and marketing expenses	4,202,789	1,534,487
General and administrative expenses	5,157,484	2,368,786
Interest expenses	95,358	269,882

Total expenses	9,455,631	4,173,155

Income (loss) from continuing operations before provision (benefit) for Income taxes	(1,702,654)	847,749
Provision (benefit) for income taxes	(578,902)	291,527

NET INCOME (LOSS)	(1,123,752)	556,222
Preferred stock dividend	(226,950)	(234,450)

Net income (loss) applicable to common shareholders	$(1,350,702)	$321,772

Earnings (loss) per common share — Basic	$(0.25)	$0.06

Earnings (loss) per common share — Diluted	$(0.25)	$0.04

Weighted average number of common shares outstanding — Basic	5,327,718	5,521,444

Weighted average number of common shares outstanding — Diluted	5,327,718	8,560,173

The accompanying notes are an integral part of these statements.

VESTING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Preferred Stock		Common Stock		Additional
					Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Total

Balance at January 1, 2003	907,800	$91	5,324,340	$532	$8,922,885	$7,420,672	$16,344,180
Declaration of dividend on preferred stock	—	—	—	—	—	(226,950)	(226,950)
Declaration of common stock dividend	—	—	—	—	—	(639,372)	(639,372)
Expenses related to issuance of warrants	—	—	—	—	232,076	—	232,076
Common stock options exercised	—	—	4,000	1	15,999	—	16,000
Net loss	—	—	—	—	—	(1,123,752)	(1,123,752)
Balance at March 31, 2003	907,800	$91	5,328,340	$533	$9,170,960	$5,430,598	$14,602,182

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three months ended

	March 31, 2003	March 31, 2002

Cash flow from operating activities:
Net income (loss)	$(1,123,752)	$556,222
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	40,866	23,700
Stock based compensation	232,076	232,076
Loss related to capital contribution to Fund I	1,600,000	—
Provision for loan losses	50,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,626,936)	64,356
Interest receivable	67,477	—
Other assets	20,028	(30,304)
Due from related parties	(855,931)	156,884
Accounts payable and accrued expenses	1,534,229	308,440
Income taxes payable	(578,902)	94,172

Net cash provided by (used in) operating activities	(640,845)	1,405,546

Cash flows from investing activities:
Purchase of property and equipment	(61,625)	(64,536)
Cash advanced on notes receivable	—	(110,000)
Principal payments received on notes receivable	—	601,035
Purchase of investment in real estate held for sale	(1,100,000)	(77,478)
Purchase of investment in marketable securities	—	(138,652)
Purchase of other investments	—	(35,000)
Proceeds from sale of investments in mortgage loans on real estate to the Fund II	2,297,925	—
Purchase of investments in mortgage loans on real estate	(394,170)	(5,724,035)
Proceeds from sale of investment in real estate held for sale	539,745	770,476

Net cash provided by (used in) investing activities	1,281,875	(4,778,190)

Cash flows from financing activities:
Advances on line of credit	—	5,000,000
Payment on lines of credit	(2,000,000)	—
Proceeds from notes payable	1,100,000	—
Payments on notes payable	—	(950,000)
Common stock options exercised	16,000	—
Payment of dividend on preferred stock	(226,950)	(234,450)
Payment of dividend on common stock	(639,372)	—
Purchase of treasury stock	—	(487,273)

Net cash provided by (used in) financing activities	(1,750,322)	3,328,277

Net decrease in cash	(1,109,292)	(44,367)
Cash at beginning of period	2,523,017	3,776,682

Cash at end of period	$1,413,725	$3,732,315

Supplemental cash flow information:
Cash paid for federal income taxes	$—	$285,091

Cash paid for interest	$95,358	$269,882

Noncash investing and financing activities:
Dividends declared on preferred stock	$75,650	$78,150

Dividends declared on common stock	$—	$550,065

Notes payable assumed through foreclosure	$244,654	$—

Notes payable – related parties assumed through foreclosure	$802,363	$—

Note payable related to capital contribution to Fund I	$723,763	$—

In substance receipt of amounts due from Fund I related to capital contribution in Fund I	$876,237	$—

Investments in real estate held for sale acquired through foreclosure	$1,094,914	$—

Investment in real estate held for sale acquired for investments in mortgage loans on real estate	$478,829	$—

The accompanying notes are an integral part of these statements.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

Vestin Group, Inc. (“Vestin” or “the Company”) conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing two publicly held funds, Vestin Fund I, LLC (“Fund I”) and Vestin Fund II, LLC (“Fund II”), and an entity owned by the Company’s Chief Executive Officer, inVestin Nevada, Inc. (“inVestin”) which invest in mortgage loans. Vestin Mortgage as manager of Fund I, Fund II and inVestin will be referred to as “Manager”.

The interim consolidated financial statements present the balance sheet, statements of income, stockholders’ equity and cash flows of Vestin Group, Inc. and its subsidiaries. All significant intercompany balances have been eliminated in consolidation.

The interim consolidated financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2003 and the results of operations and cash flows presented herein have been included in the consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The accompanying consolidated financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB/A for the year ended December 31, 2002 of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year presentation.

NOTE 2 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans covering the majority of its employees, a plan covering the Company’s Board of Directors, and plans related to employment contracts with certain Executive Officers of the Company. The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of Employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

     The Company applies APB 25 in accounting for stock options issued to employees. Under APB 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions SFAS 123 to stock-based employee compensation:

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

	2003	2002

Net income (loss), as reported	$(1,123,752)	$556,222
Add: Stock-based employee compensation expense included in reported income (loss), net of related tax effects	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(324,845)	(475,183)

Pro forma net income (loss)	$(1,448,597)	$81,039

Net loss per common share
Basic income (loss), as reported	$(0.25)	$0.06

Basic income (loss) loss, pro forma	$(0.31)	$(0.03)

Diluted income (loss), as reported	$(0.25)	$0.04

Diluted income (loss), pro forma	$(0.31)	$(0.03)

As required, the pro forma disclosures above include options granted since January 1, 1995. Consequently, the effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

NOTE 3 — RELATED PARTY TRANSACTIONS

Notes receivable – In 2000, the Company loaned an employee approximately $251,000 to enable him to operate, develop and grow a California real estate loan fund. The Company does not have any affiliation with the California real estate loan fund. The loan is unsecured but is backed by a personal guaranty. The interest rate of 10% is payable on a semi-annual basis and the principal is due on the maturity date of April 19, 2004. As of March 31, 2003, the balance on this note was approximately $118,000.

Due from related parties approximating $1,789,000 as of March 31, 2003 are comprised of the following:

Amounts due from Fund II totaling $1,723,301 relate to management fees, earnings on units in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Amounts due from the Company’s Chief Executive Officer or Companies wholly owned by him totaling $61,000 relate to various advances made. Such advances bear no interest and are repaid monthly.

Other investments – related parties consists of the Company’s investments in units of Fund I and Fund II totaling $1.0 million and $1.1 million, respectively, as of March 31, 2003.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

During the three months ended March 31, 2003, the Company incurred expenses of $245,761 for legal fees to Berkley, Gordon, Levine, Goldstein & Garfinkel, LLP, a law firm in which the Executive Vice President of Legal and Corporate Affairs of the Company has an equity ownership interest.

The Company’s President and Tax Manager are equity owners in a L.L. Bradford & Company, LLC, a Certified Public Accounting firm (“L.L. Bradford”). For the three months ended March 31, 2003, $37,500 was paid to L.L. Bradford for services provided to the Company. During the three months ended March 31, 2003, L.L. Bradford also assisted in the preparation of the Company’s financial reports and provided bookkeeping services at no charge to the Company.

For the three month periods ended March 31, 2003 and 2002, the Company recorded revenues of approximately $27,000 and $33,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. Vestin Mortgage, as the Managing Member, is entitled to an annual management fee of up to 0.25% of the aggregate capital contributions to Fund I. During the three month periods ended March 31, 2003 and 2002, Vestin Mortgage recorded management fees from Fund I of approximately $63,000 and $62,000, respectively.

For the three month periods ended March 31, 2003 and 2002, the Company recorded revenues of approximately $31,000 and $35,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. Vestin Mortgage as the Managing Member is entitled to an annual management fee of up to 0.25% of the aggregate capital contributions to Fund II. During the three month periods ended March 31, 2003 and 2002, Vestin Mortgage recorded management fees from Fund II approximating $209,000 and $103,000, respectively.

During the three month period ended March 31, 2003, the Company sold $2,297,925 in loans to Fund II pursuant to the terms of its Operating Agreement, which permits Fund II to acquire loans from the Company if the loans were acquired to facilitate their acquisition by Fund II and provided that the price paid by Fund II is no greater than the Company’s cost.

During the three months ended March 31, 2003, the Company purchased real estate held for sale of approximately $1.6 million from Vestin Fund I with approximately $1.1 million in cash and $500,000 in loans. No gain or loss was recorded on this sale.

During the three months ended March 31, 2003, the Company paid $253,250 to C5, LLC, a company wholly owned by the Company’s Chief Executive Officer pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000).

NOTE 4 — INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

Approximately $495,000 in loans were past due with respect to payment of interest at March 31, 2003. The Company has commenced foreclosure proceedings with respect to such loans. As of March 31, 2003, all other mortgage loans payments were current and performing according to their terms. Management has evaluated the collectibility of the loans in foreclosure in light of the category and dollar amounts of such loans, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Accordingly, the Company’s management has established a reserve for inherent losses in the portfolio totaling $130,000 based on the Company’s policies and procedures regarding the valuation of its investments in mortgage loans on real estate as a long-term investment.

Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, and which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

NOTE 5 — INVESTMENTS IN REAL ESTATE HELD FOR SALE

At March 31, 2003, the Company had 10 properties totaling $8.7 million, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Note 6. Such investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell, based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate acquired through foreclosure. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

Description	% of ownership	Carrying value

Raw land in Utah	100%	$3,824,402
Raw land in Las Vegas, Nevada	100%	595,860
Raw land in Las Vegas, Nevada	100%	593,840
72-unit condominium project in Las Vegas, Nevada	87%	1,094,914
Residence in Las Vegas, Nevada	100%	2,375,429
Other		170,007

Total		$8,654,452

NOTE 6 — LINES OF CREDIT

The Company maintains a total of $7,000,000 in revolving lines of credit with two financial institutions specifically for interim funding of mortgage loans placed. Both lines of credit are guaranteed by our Chief Executive Officer and are secured by the deeds of trust on the property being advanced against. The Company is in compliance with all covenants on these lines of credit as of March 31, 2003.

As of March 31, 2003, the balance on one line of credit totaled $5,000,000, which is payable in monthly installments of interest only at the prime lending rate plus an additional rate ranging from 1.0% to 2.0% (prime lending rate of 4.25% at March 31, 2003). On May 27, 2003, the Company paid the $5,000,000 balance in full with proceeds from the sale of a note to Fund II, and informed the lender that it does not wish to renew the $5,000,000 line of credit, which expires in June 2003.

The other line of credit totaling $2,000,000 has an interest rate floor of 7.5% and a balance of $0 at March 31, 2003. The Company has reached a verbal agreement with the lender to renew the $2,000,000 line of credit, which also expires in June 2003.

NOTE 7 — NOTES PAYABLE

     Notes payable totaling $1,495,657 as of March 31, 2003, consist of the following:

     Promissory notes totaling $151,003 to various parties related to foreclosed real estate properties (developed parcels of land). The notes are collateralized by the foreclosed real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on these notes.

     Promissory notes totaling $244,654 to various parties related to a foreclosed real estate property (apartment complex). The notes are collateralized by the foreclosed real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on these notes.

     Promissory note to a financial institution totaling $1,100,000 related to a residential real estate property the Company had purchased from Fund I. The note is collateralized by the property, at an interest rate of 1.5% over the prime interest rate (4.25% at March 31, 2003) payable in monthly interest installments and is due on February 1, 2004.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

NOTE 8 — NOTES PAYABLE — RELATED PARTY

Notes payable — related party totaling $3,427,554 as of March 31, 2003, consists of the following:

Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note payable to an entity controlled by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note payable to entities controlled by the Company’s Chief Executive Officer totaling $1,174,367 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Executive Officer totaling $541,901 related to an apartment complex. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Notes payable to entities controlled by the Company’s President totaling $260,462 related to an apartment complex. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note payable to Fund I totaling $723,763 as further discussed in Note 11. The note is unsecured, bears interest at 6%, matures on September 30, 2003, and requires five equal monthly payments totaling $147,668 beginning on May 31, 2003.

NOTE 9 — DIVIDENDS PAYABLE

In March 2003, the Company declared a cash dividend to preferred stockholders of approximately $0.08 per share that was paid in April 2003.

NOTE 10 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share exclude the effects of dilution and are computed by dividing net income (loss) available to common shareholders adjusted for dividends to preferred shareholders by the weighted average amount of common stock outstanding for the periods. Diluted earnings (loss) per share reflect the potential dilution that may occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. During the three months ended March 31, 2003, basic and diluted earnings per share included adjustments for dividends to preferred shareholders of $226,950. For the three months ended March 31, 2003, options and warrants to purchase 2,841,672 shares of common stock were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

NOTE 11 — CAPITAL CONTRIBUTION TO FUND I

The Company has elected to contribute capital of $1.6 million to Fund I in the form of an interest-bearing amortizing note of $723,763 and the forgiveness of an obligation due from Fund I in the amount of $876,237. The Company will not receive any additional units in Fund I in consideration of the capital contribution. The capital contribution will increase the existing members’ capital accounts in Fund I. The amount of the contribution was charged to current operating results during the three months ended March 31, 2003, as the Company will not receive additional units for the contribution.

NOTE 12 — NEW ACCOUNTING PRONOUNCEMENTS

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
(UNAUDITED)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities (“VIEs”). The accounting provisions and expanded disclosure requirements for VIEs are effective at inception for VIEs created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003 for VIEs created prior to February 1, 2003. An entity is subject to consolidation according to the provisions of FIN 46 if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity’s activities’ (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual returns of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return. Implementation had no effect on results of operations for the first quarter of 2003. The Company continues to evaluate its relationships and interest in entities that may be considered VIEs. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

NOTE 13 — LEGAL PROCEEDINGS

The Company, Vestin Mortgage and Del Mar Mortgage, Inc., (“Del Mar Mortgage”), a company wholly owned by Michael Shustek, the largest shareholder and CEO of the Company, and various affiliates of the Company are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc., et al. (the “Civil Action”). In the Civil Action, plaintiff alleged 18 claims for relief including intentional interference with contractual relations and prospective economic advantage, breach of contract, fraudulent inducement, economic duress, common law fraud and securities fraud, and sought rescission of various contracts entered into between plaintiffs and defendants, compensatory damages in excess of $10,000,000 and punitive damages, among other remedies. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) dismissed 17 of the plaintiff’s claims, but entered a judgment on the remaining claim for $5.0 million, plus interest accruing from March 26, 2003, jointly and severally against Vestin Group, Vestin Mortgage and Del Mar Mortgage. Subsequent to April 10, 2003, the Court stayed the execution of the judgment pending the hearing and ruling on post-trial motions and, accordingly, the Court did not require the defendants to post a bond for the judgment. Del Mar Mortgage has agreed to indemnify Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Civil Action. Mr. Shustek has guaranteed the indemnification. If the stay of execution is lifted, Mr. Shustek has agreed to provide a bond in the amount of the judgment. Although the ultimate outcome of the Civil Action is uncertain, after consultation with legal counsel, the Company believes that the judgment against Vestin Group and Vestin Mortgage will be vacated and will have no effect on its operating results and financial condition. The defendants are appealing the ruling by the Court.

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Company believes that it is not a party to, nor are any of its subsidiaries the subject of, any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of Vestin Group, Inc.

We have audited the accompanying consolidated balance sheet of Vestin Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vestin Group, Inc. and Subsidiaries at December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Phoenix, Arizona
February 27, 2003

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2002

ASSETS
Cash	$2,523,017
Accounts receivable, net of allowance of $160,995	5,234,469
Interest receivable	113,352
Due from related parties	1,803,112
Notes receivable	700,000
Notes receivable - related party	117,964
Investments in real estate held for sale	5,980,509
Investments in mortgage loans on real estate, net of allowance of $80,000	8,874,643
Other investments - related parties	2,100,000
Other assets	670,999
Property and equipment, net	719,113

Total assets	$28,837,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,969,379
Dividend payable	75,650
Income taxes payable	1,395,538
Lines of credit	7,000,000
Notes payable - related party	1,901,428
Notes payable	151,003

Total liabilities	$12,492,998

Commitments and contingencies	—
Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 907,800 shares issued and outstanding	$91
Common stock, $.0001 par value; 100 million shares authorized; 5,324,340 shares issued and outstanding	532
Additional paid-in capital	8,922,885
Retained earnings	7,420,672

Total stockholders’ equity	$16,344,180

Total liabilities and stockholders’ equity	$28,837,178

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended

	December 31, 2002	December 31, 2001

Revenues
Loan placement and related fees	$30,607,054	$20,201,393
Interest income	626,657	605,763
Other income	670,593	634,482

Total revenues	31,904,304	21,441,638

Expenses
General and administrative expenses (2002 includes a $4,798,926 provision for loss - see Note M)	17,516,041	10,064,969
Sales and marketing expenses	7,896,687	7,577,806
Interest expenses	493,078	753,361

Total expenses	25,905,806	18,396,136

Income from continuing operations before provision for income taxes	5,998,498	3,045,502
Provision for income taxes	2,166,660	1,220,281

NET INCOME	$3,831,838	$1,825,221
Preferred stock dividends	933,800	$75,731

Net income applicable to common shareholders	$2,898,038	$1,749,490

Earnings per common share - Basic	$0.54	$0.29

Earnings per common share - Diluted	$0.34	$0.26

Weighted average number of common shares outstanding - Basic	5,396,363	5,985,701

Weighted average number of common shares outstanding - Diluted	8,498,358	6,794,634

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2002 and 2001

	Preferred Stock		Common Stock		Treasury Stock

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2001	—	$—	6,989,270	$699	(2,400)	$(11,306)
Comprehensive income:
Net income			—	—	—	—
Net unrealized loss on investments available-for-sale, net of tax of $24,591	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	—
Divestiture of L.L. Bradford and Company	—	—			(800,000)	(540,000)
Issuance of preferred stock	937,800	94	—	—	—	—
Declaration of dividend on preferred stock	—	—	—	—	—	—
Declaration of common stock dividend	—	—	—	—	—	—
Common stock issued for employee bonuses	—	—	—	—	30,000	44,442
Expenses related to issuance of warrants	—	—	—	—	—	—
Treasury stock acquired	—	—	—	—	(648,672)	(3,640,581)
Retirement of treasury stock	—	—	(1,421,072)	(142)	1,421,072	4,147,445

Balance at December 31, 2001	937,800	94	5,568,198	557	—	$—
Comprehensive income:
Net income
Realization of loss on marketable securities
Total comprehensive income
Declaration of dividend on preferred stock	—	—	—	—	—	—
Declaration of dividend on common stock	—	—	—	—	—	—
Expenses related to issuance of warrants	—	—	—	—	—	—
Treasury stock acquired	—	—	—	—	(296,200)	(2,518,714)
Common stock options exercised	—	—	2,000	—	—	—
Warrants issued to purchase common stock for consulting services	—	—	—	—	—	—
Common stock issued from treasury for employee bonus	—	—	—	—	1,000	6,120
Treasury stock retired	—	—	(295,200)	(30)	295,200	2,512,594
Preferred stock converted into common stock	(30,000)	(3)	49,342	5

Balance at December 31, 2002	907,800	$91	5,324,340	$532	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated
	Additional		Other
	Paid-in	Retained	Comprehensive
	Capital	Earnings	Income	Total

Balance at January 1, 2001	$1,739,427	$7,347,117	$(115,790)	$8,960,147
Comprehensive income:
Net income	—	1,825,221	—	1,825,221
Net unrealized loss on investments available-for-sale, net of tax of $24,591	—	—	(47,733)	(47,733)

Total comprehensive income	—	1,825,221	(47,733)	1,777,488
Divestiture of L.L. Bradford and Company	—	—	—	(540,000)
Issuance of preferred stock	9,377,904	—	—	9,377,998
Declaration of dividend on preferred stock	—	(75,731)	—	(75,731)
Declaration of common stock dividend	—	(112,324)	—	(112,324)
Common stock issued for employee bonuses	49,758	—	—	94,200
Expenses related to issuance of warrants	928,992	—	—	928,992
Treasury stock acquired	—	—	—	(3,640,581)
Retirement of treasury stock	(4,147,303)	—	—	—

Balance at December 31, 2001	7,948,778	8,984,283	(163,523)	16,770,189
Comprehensive income:
Net income		3,831,838		3,831,838
Realization of loss on marketable securities			163,523	163,523

Total comprehensive income		3,831,838	163,523	3,995,361
Declaration of dividend on preferred stock	—	(933,800)	—	(933,800)
Declaration of dividend on common stock	—	(1,942,965)	—	(1,942,965)
Expenses related to issuance of warrants	928,302	—	—	928,302
Treasury stock acquired	—	—	—	(2,518,714)
Common stock options exercised	8,000	—	—	8,000
Warrants issued to purchase common stock for consulting services	37,807	—	—	37,807
Common stock issued from treasury for employee bonus	—	—	—	6,120
Treasury stock retired	—	(2,518,684)	—	(6,120)
Preferred stock converted into common stock	(2)			—

Balance at December 31, 2002	$8,922,885	$7,420,672	—	$16,344,180

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended

	December 31, 2002	December 31, 2001

Cash flow from operating activities:
Net income	$3,831,838	$1,825,221
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	114,875	74,861
Stock based compensation	966,109	1,023,192
Net gain from sales of investment in real estate held for sale	(168,889)	—
Loss on investment in marketable securities	256,658	—
Loss on other investments	5,202,426	—
Provision for losses on investments in mortgage loans on real estate	80,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,859,079)	(1,469,985)
Interest receivable	(113,352)	—
Due from stockholder	—	(20,037)
Due from related parties	(1,074,346)	(220,116)
Notes receivable	—	(814,999)
Other assets	71,012	(271,422)
Accounts payable and accrued expenses	446,614	761,204
Due to related parties	—	(147,962)
Dividend payable	(112,324)	—
Income taxes payable	(67,705)	(716,769)

Net cash provided by operating activities	7,573,837	23,188

Cash flows from investing activities:
Purchase of property and equipment	(529,271)	(194,895)
Cash advanced on notes receivable	(144,500)	—
Principal payments received on notes receivable	1,071,999	153,000
Principal payments received on notes receivable - related party	132,999	—
Purchase of investment in real estate held for sale	(111,171)	(407,746)
Proceeds from sale of investment in real estate held for sale	4,717,000	83,500
Purchase of investment in marketable securities	(215,460)	(41,576)
Proceeds from sale of investment in marketable securities	151,087	—
Purchase of other investments	—	(1,161,262)
Purchase of investments in mortgage loans on real estate from the Funds	(23,273,124)	—
Proceeds from sale of investments in mortgage loans on real estate to the Funds	24,200,856	—
Purchase of investments in mortgage loans on real estate	(29,241,363)	(42,767,487)
Proceeds from sale of investments in mortgage loans on real estates	17,784,257	41,241,121

Net cash used in investing activities	(5,456,691)	(3,095,345)

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

	For the year ended

	December 31, 2002	December 31, 2001

Cash flows from financing activities:
Advances on line of credit	$33,700,000	$20,000,000
Payments on line of credit	(26,700,000)	(20,000,000)
Payments on notes payable	(5,058,982)	(3,402,412)
Proceeds from notes payable	—	7,600,000
Proceeds from sale of preferred stock	—	4,377,998
Proceeds from common stock options exercised	8,000	—
Payment of dividend on preferred stock	(858,150)	(75,731)
Payment of dividend on common stock	(1,942,965)	—
Purchase of treasury stock	(2,518,714)	(2,699,871)

Net cash provided by (used in) financing activities	(3,370,811)	5,799,984

NET CHANGE IN CASH	(1,253,665)	2,727,827
Cash at beginning of period	3,776,682	1,048,855

Cash at end of period	$2,523,017	$3,776,682

Supplemental cash flow information:
Cash paid for federal income taxes	$2,221,360	$2,167,342

Cash paid for interest	$495,935	$639,358

Noncash investing and financing activities:
Sale of real property in exchange for note receivable	$—	$812,500

Acquisition of real properties in exchange for notes payable	$—	$4,109,644

Exchange of mortgage loan for note receivable	$—	$940,710

Spin-off of L.L. Bradford and Company	$—	$572,147

Issuance of 500,000 shares of preferred stock in satisfaction of note payable	$—	$5,000,000

Retirement of treasury stock	$2,518,714	$4,147,445

Dividends declared on preferred stock	$75,650	$112,324

Exchange of note receivable for acquisition of treasury stock	$—	$940,710

Notes payable assumed through foreclosure	$2,714,181	$—

Investments in real estate held for sale acquired through foreclosure	$5,900,059	$—

Purchase of rights to receive proceeds related to loan guarantee in exchange for investments in mortgage loans on real estate	$4,798,926	$—

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR DECEMBER 31, 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Vestin Group, Inc. (“Vestin Group” or the “Company”) was incorporated in the State of Delaware on June 2, 1998. The Company conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing two publicly held funds, Vestin Fund I, LLC (“Fund I”) and Vestin Fund II, LLC (“Fund II”), which invest in mortgage loans. Vestin Mortgage as manager of Fund I and Fund II will be referred to as “Managing Member”.

The Company operates in one business segment.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes revenue primarily from loan placement fees, loan servicing fees and extension fees. Loan placement fees are recorded as revenue at the close of escrow and reduced by direct loan placement costs on loans which the Company has not recorded as investments in mortgage loans on its financial statements. Typically, deeds of trust related to loans placed are initially in the Company’s name to facilitate the loan placement process. Upon arranging a funding source for such loans, the deeds of trust are assigned to the respective investor (i.e., individual investors, Fund I, and Fund II). Loan servicing fees are recorded as revenue when such services are rendered. Servicing fees represent the interest spread between what is paid to the investor and what the borrower pays for the use of the money, which can vary from loan to loan. Servicing costs approximate servicing fees and therefore, the Company has not recognized a servicing asset or liability. Extension fees are generally recorded as revenue at the extension grant date. Sale or transfer of mortgage loans to affiliate parties is based on the carrying basis, which approximates fair value of such loans at the sale or transfer date.

Interest income on investments in mortgage loans on real estate is accrued by the effective interest method. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

INVESTMENTS IN REAL ESTATE HELD FOR SALE

Investments in real estate held for sale include real estate acquired through foreclosure and are carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, and which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

ALLOWANCE FOR LOAN LOSSES

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Company’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. The cost of repairs and maintenance is charged to expense as incurred.

ADVERTISING COSTS

Advertising costs are expensed as incurred and were approximately $3,015,000 and $4,220,000 for the years ended December 31, 2002 and 2001, respectively.

INCOME TAXES

The Company accounts for its income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

STOCK-BASED COMPENSATION

The Company applies Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (“SFAS No. 123”), Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2002	2001

Net income, as reported	$3,831,838	$1,825,221
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,900,730)	(1,427,117)

Pro forma net income	$1,931,108	$398,104

Net income per common share
Basic earnings per share, as reported	$0.54	$0.29

Diluted earnings per share, as reported	$0.34	$0.26

Basic earnings per share, pro forma	$0.18	$0.05

Diluted earnings per share, pro forma	$0.12	$0.05

As required, the pro forma disclosures above include options granted since February 26, 1998 (Inception). Consequently, the effects of applying SFAS No. 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, (SFAS No. 148”) was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN No. 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, was issued. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The adoption of the provisions of FIN No. 45 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities (“VIEs”). The accounting provisions and expanded disclosure requirements for VIEs are effective at inception for VIEs created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003 for VIEs created prior to February 1, 2003. An entity is subject to consolidation according to the provisions of FIN 46 if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity’s activities’ (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual returns of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return. Implementation had no effect on results of operations for the first quarter of 2003. The Company continues to evaluate its relationships and interest in entities that may be considered VIEs. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

NOTE B - ACCOUNTS RECEIVABLE

The Company services loans which have been arranged for the investor parties through a servicing agreement. The servicing agreement stipulates that all extension fees charged on behalf of the investors shall be retained by the Company as part of the loan servicing fees. Accounts receivable represent extension, interest and loan placement fees earned but not yet received. As of December 31, 2002, accounts receivable totaling $5,234,469 is net of allowance for doubtful accounts of $160,995.

NOTE C - NOTES RECEIVABLE

Notes receivable consist of the following:

Promissory note totaling $400,000 related to proceeds from properties sold by the Company. This note matures in December, 2006, bears interest at 8%, and is secured by real estate.

Promissory note totaling $300,000 related to proceeds from properties sold by the Company. This note matures in October, 2003, bears interest at 10.5%, and is secured by real estate.

NOTE D - INVESTMENT IN MORTGAGE LOANS ON REAL ESTATE

At December 31, 2002, the Company’s investments in mortgage loans had maturity dates ranging from January 1999 through June 2006. The Company had approximately $712,000 in loans that were greater than 90 days past due on interest or past maturity at December 31, 2002. As of December 31, 2002, all other mortgage loans payments were current and performing according to their terms. Management has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan and, therefore, believes that the allowance for loan losses of $80,000 as of December 31, 2002 is sufficient.

NOTE E - INVESTMENT IN REAL ESTATE HELD FOR SALE

At December 31, 2002, the Company had ten properties totaling $5,980,509, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Note H. Such investments in real estate held for sale are recorded at the lower of cost or fair value less costs to sell. It is not the Company’s intent to invest in or own real estate.

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2002:

Furniture and fixtures	$102,176
Computers and equipment	448,363
Real estate	293,774
Leasehold improvements	89,174

933,487
Less: Accumulated depreciation	(214,374)

Total property and equipment	$719,113

NOTE G - NOTES PAYABLE

Notes payable totaling $151,003 as of December 31, 2002, consists of promissory notes to various parties related to foreclosed real estate properties (developed parcels of land) during 2002. The notes are collateralized by the foreclosed real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on these notes.

NOTE H - NOTES PAYABLE - RELATED PARTY

Notes payable - related party totaling $1,901,428 as of December 31, 2002, consists of the following:

Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note payable to an entity controlled by a company owned by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the property through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note payable to an entity controlled by a company owned by the Company’s Chief Executive Officer totaling $1,174,367 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the property through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

NOTE I - LINES OF CREDIT

The Company maintains a total of $7,000,000 in revolving lines of credit with two financial institutions specifically for interim funding of mortgage loans placed. As of December 31, 2002, the balance on these lines of credit totaled $7,000,000, which are payable in monthly installments of interest only at the prime lending rate plus an additional rate ranging from 1.0% to 2.0% (prime lending rate of 4.25% at December 31, 2002). However, one of these lines of credit totaling $2,000,000 has an interest rate floor of 7.5%. These lines of credit are guaranteed by the Company’s Chief Executive Officer and are secured by the deeds of trust on the property being advanced against. Both lines of credit expire in June 2003. The Company intends to renew only the $2,000,000 line of credit after its expiration. The Company is in compliance with all the covenants on these lines of credit as of December 31, 2002.

NOTE J - CREDIT AGREEMENT

The Company has entered into a credit agreement with a financial institution that maintains non-interest bearing trust funds held on behalf of the investors and other funds of the Company. The credit agreement allows the Company to borrow funds up to the amount held in the trust accounts and other funds held at the institution at a rate of 1% and invest those funds in commercial paper (securities), which are generally one-day sweep accounts. The Company has provided the financial institution with a security interest in the securities and, at all times, the securities remain in the financial institution’s custody and control. The balance drawn down upon the credit agreement was $-0- at December 31, 2002.

NOTE K - TRUST ACCOUNTS

The Company manages certain trust assets including cash and receivables on behalf of the investors. The cash is held at a financial institution, and the Company records and reconciles the receivables from borrowers. At December 31, 2002, the cash held in trust approximated $7,605,662 and the trust receivable was $1,277,044. The related trust liability was $8,882,706 at December 31, 2002. The trust assets and liabilities are not recorded on the balance sheet of the Company at December 31, 2002.

NOTE L - LOANS SERVICED FOR OTHERS

The Company services loans for others that were originated by the Company, which are not shown on the balance sheet. The face amount of these loans at December 31, 2002 approximated $678,439,707.

NOTE M - RELATED PARTY TRANSACTIONS

Notes receivable - related party consists of a note receivable of approximately $118,000 from an employee of the Company dated April 19, 2000. The note is unsecured, matures on April 19, 2004 and bears interest at 10%. Interest only payments are made on a semi-annual basis with the principal and any accrued interest due as a lump sum at maturity. As of December 31, 2002, the balance on this note was approximately $118,000.

Due from related parties totaling $1,803,112 are comprised of the following as of December 31, 2002:

Amounts due from Fund I totaling $530,873 relate to management fees, earnings on units invested in Fund I, and reimbursable expenses. Amounts due from Fund I bear no interest and are due on demand.

Amounts due from Fund II totaling $1,247,156 relate to management fees, earnings on units invested in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Amounts due from inVestin Nevada, Inc. totaling $25,083 relate to advances made for start-up costs. Amounts due from inVestin Nevada, Inc. bear no interest and are due on demand. In October 2002, Vestin Mortgage entered into an agreement to provide management services to inVestin Nevada, Inc., a corporation wholly-owned by the Chief Executive Officer of the Company that will seek to raise $100,000,000 through the sale of subordinated notes to Nevada residents. During February 2003, this balance was paid off in full.

On July 2, 2001, Vestin Mortgage brokered a loan to Arroyo Heights Golf Club (“Arroyo”) for $10,000,000. The loan was funded by Fund I and Fund II (together, the “Funds”) and was guaranteed by three guarantors. Subsequently, Arroyo defaulted on the loan, and the Funds foreclosed and took title to the collateral. Based on an appraisal at the conclusion of the foreclosure, the Funds determined that there was a $4.8 million shortfall between the carrying amount of the loan and the value of the collateral. The Funds filed litigation to recover the shortfall from the individuals who had guaranteed the payment of the loan. Vestin Mortgage purchased the rights to collect the proceeds of the guarantee from the Funds on December 31, 2002 in exchange for investments in mortgage loans on real estate valued at $4.8 million. Vestin Mortgage did not recognize any gain or loss on the sale to the Funds.

Vestin Mortgage assumed control of the litigation and filed a motion for summary judgment against the loan guarantors, which was denied by the Nevada State District Court on May 2, 2003. Vestin Mortgage believes that it will prevail in the litigation against the guarantors and that at least one of the three guarantors has sufficient assets to satisfy a judgment of $4.8 million plus interest. However, because of the inherent risks associated with litigation and enforcement of judgments, the Company elected to provide a valuation allowance for the entire amount paid for the rights to receive the proceeds of the judgment and recorded the allowance as an expense in 2002. This write-off is reflected in General and Administrative expenses on the Consolidated Statement of Income for the year ended December 31, 2002.

Other investments - related parties consists of the Company’s investments in units of Fund I and Fund II totaling $1.0 million and $1.1 million, respectively, as of December 31, 2002.

During the years ended December 31, 2002 and 2001, the Company paid $509,283 and $54,200, respectively, for legal fees to Berkley, Gordon, Levine, Goldstein & Garfinkel, LLP (“Berkley Gordon”), a law firm in which the Executive Vice President of Legal and Corporate Affairs of the Company has an equity ownership interest.

The Company’s President and Tax Manager are equity owners in L.L. Bradford & Company, LLC, a Certified Public Accounting firm (“L.L. Bradford”). During 2002, $150,000 was paid to the certain personnel of L.L. Bradford for services provided to the Company. Also, During 2002, L.L. Bradford’s staff assisted in the preparation of the Company’s financial reports and provided bookkeeping services at no charge to the Company.

The Company recognizes an annual management fee up to 0.25% of the aggregate capital contributions to the Funds. The Company may, in its sole discretion, waive its management fee. For the year ended December 31, 2002, the Company recorded management fees of approximately $249,000 from Fund I and $586,000 from Fund II as compared to $131,000 from Fund I and $87,000 from Fund II for the same period in 2001. In connection with the organization of the Funds, the Company received approximately 100,000 Units in Fund I for expenses paid by the Company to unaffiliated third parties in connection with the offering of units in Fund I, and 110,000 units from Fund II for such offering expenses which is the maximum amount allowed for such expenses under the Operating Agreement of Fund II.

During the year ended December 31, 2002, the Company sold $24.2 million in loans to the Funds pursuant to the terms of the Operating Agreements of the Funds which permit the Funds to acquire loans from the Company if the loans were acquired to facilitate their acquisition by the Funds and provided that the price paid is no greater than the Company’s cost. During the year ended December 31, 2002, the Company also purchased $23.3 million in loans from the Funds.

In September 2002, the Company entered into a one year Aircraft Usage Agreement with C5, LLC, a company wholly-owned by the Company’s Chief Executive Officer. The agreement is to allow the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The agreement automatically renews for successive periods of one year each unless terminated by either party no less than thirty days prior to the end of the term.

During 2002, the Company paid approximately $232,000 to a Company owned jointly by the Company’s Chief Executive Officer and a stockholder of the Company related to the use of an airplane for company travel.

The Company had an investment in the amount of $153,810 in a mortgage loan to an entity which is 100% owned by the Company’s Chief Executive Officer (“CEO”). During December 2002, a sale of the property securing the investment was consummated. As of December 31, 2002, the Company recorded a receivable for the proceeds of the loan payoff which was fully collected in January 2003.

NOTE N - INCOME TAXES

The components of the provision (benefit) for income taxes are as follows at December 31:

	2002	2001

Current	$2,096,828	$1,475,246
Deferred	69,832	(254,965)

	$2,166,660	$1,220,281

Deferred taxes result from temporary differences in the recognition of certain revenue and expense items for income tax and financial reporting purposes. The significant components of the Company’s deferred taxes as of December 31 are as follows:

	2002	2001

Deferred tax assets:
Allowance for doubtful accounts	$27,448	$53,465
Unrealized loss on investments	—	84,240
Spokesperson stock warrants	315,623	315,623
Officer salaries	25,295	12,070
Allowance for loan losses	27,200	—

Net deferred tax assets	$395,566	$465,398

Deferred tax assets are included in other assets in the accompanying Consolidated Balance Sheet.

The reconciliation of the statutory federal rate to the Company’s effective income tax rate is as follows:

	2002	2001

Statutory tax provision	$2,039,490	$1,035,471
Non-deductible expenses	127,170	184,810

	$2,166,660	$1,220,281

NOTE O - EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income by the weighted average number of common share outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding, plus all additional common shares that would have been outstanding if potentially dilutive securities or common stock equivalents had been issued. The following table reconciles the weighted average number of shares used in the earnings per share calculations as of December 31, 2002 and 2001:

	For the year ended December 31, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net income:	$3,831,838
Less: Preferred stock dividends	(933,800)
Basic EPS:
Income available to common stockholders	2,898,038	5,396,363	$0.54

Effect of dilutive securities:
Options/warrants	—	3,101,995	—
Diluted EPS:

Income available to common stockholders plus assumed conversions	$2,898,038	8,498,358	$0.34

	For the year ended December 31, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net income:	$1,825,221
Less: Preferred stock dividends	(75,731)
Basic EPS:
Income available to common stockholders	1,749,490	5,985,701	$0.29

Effect of dilutive securities:
Options/warrants	—	808,933	—
Diluted EPS:

Income available to common stockholders plus assumed conversions	$1,749,490	6,794,634	$0.26

There were no securities considered antidilutive in the computation of diluted earnings per share.

NOTE P - EMPLOYEE BENEFIT PLAN

401(K) PLAN

The Company maintains a 401(k) Savings Plan which covers substantially all full-time employees. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). The Company matches employee contributions dollar for dollar up to 7% of compensation. The Company contributed approximately $161,000 and $110,000 to the plan for the years ended December 31, 2002 and 2001, respectively.

NOTE Q - STOCKHOLDERS’ EQUITY

PREFERRED STOCK

During fiscal year 2001, the Company issued 937,800 shares of Series A Convertible Preferred Stock (“Preferred Stock”) at $10.00 per share for a total of $9,378,000. This consisted of $4,378,000 in cash and $5,000,000 in exchange of a note payable. The holder of the Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of the Company, out of any funds legally available therefore, dividends equal to ten percent (10%) of the original issue price prior and in preference to any declaration or payment of any dividends on the Company’s common stock; and convertible into the Company’s common stock, at the option of the holder thereof, at anytime after the date of issuance at a conversion price of $6.08 per share of common stock. The Preferred Stock is redeemable at the option of the Company at a redemption price of eleven dollars ($11.00) per share. On March 29, 2002, the Company amended the Preferred Stock agreement to allow the holders of the Preferred Stock to be entitled to receive, when, as and if declared by the Board of Directors, dividends in an amount to be determined by the Board of Directors, but not less than 0.83% of the original issue price per annum and not more than 10% of the original issued price per annum, prior and in preference to any declaration or payment of any dividends on the Common Stock. Dividends on the Series A Preferred may be paid in cash or in Common Stock and shall not be cumulative.

COMMON STOCK DIVIDENDS

During fiscal year 2002, the Company declared and paid cash dividends approximating $1,943,000 to common stockholders.

STOCK OPTIONS

During fiscal year 2002, the Company granted stock options and warrants for 1,140,000 shares of common stock to the chief executive officer and other eligible employees. The stock options granted to eligible employees totaling 640,000 have a term of 10 years from the date of grant and vest equally over a three year period beginning one year after the date of grant. The stock warrants granted to the chief executive officer totaling 500,000 have a term of 10 years from the date of grant and vest entirely on the date of grant.

As of December 31, 2002, outstanding stock options and warrants totaled 2,714,000.

STOCK OPTIONS AND WARRANTS ACTIVITY

The following table summarizes the Company’s employee and directors stock options and warrants activity:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance, January 1, 2001	961,800	$4.00
Options and warrants granted	636,700	5.05
Options and warrants exercised	—	—
Options and warrants forfeited/expired	9,500	4.00

Balance, January 1, 2002	1,589,000	4.45
Options and warrants granted	1,140,000	7.02
Options and warrants exercised	—	—
Options and warrants forfeited/expired	15,000	6.24

Balance, December 31, 2002	2,714,000	$5.36

     The following table summarizes information about options and warrants outstanding and exercisable for employees and directors at December 31, 2002 and 2001:

				Shares Underlying
Shares Underlying Options/Warrants Outstanding				Options/Warrants Exercisable

	Shares	Weighted		Shares
	Underlying	Average	Weighted	Underlying	Weighted
	Options/	Remaining	Average	Options/	Average
Exercise	Warrants	Contractual	Exercise	Warrants	Exercise
PRICES	Outstanding	Life	Price	Exercisable	Price

$2.81	15,000	8.00 years	$2.81	10,000	$2.81
$4.00	967,300	7.83 years	$4.00	952,300	$4.00
$5.07	609,700	8.27 years	$5.07	604,700	$5.07
$7.02	1,137,000	9.92 years	$7.02	500,000	$7.02

     Pro forma information regarding net income and net income per share, as disclosed in Note A, has been determined as if the Company had accounted for its Employee stock-based compensation plans and other stock options under the fair value method of SFAS No. 123. The fair value of each option and warrant grant are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option and warrant plans:

	2002	2001

Average risk-free interest rates	2.58%	3.41%
Average expected life (in years)	3	3
Volatility	74.50%	84.22%
Dividend yield	0.26%	1.43%

The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s Employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. During 2002 and 2001, there were no options granted with an exercise price below the fair value of the underlying stock at the grant date.

The weighted average fair value of options and warrants granted with exercise prices at the current fair value of the underlying stock during 2002 and 2001 was approximately $3.51 and $2.76 per option, respectively.

STOCK WARRANTS

Spokesperson Stock Warrants – In January 2001, the Company consummated a Consulting Agreement with Joe Namath, a National Football League Hall of Fame inductee, to act as a spokesperson on behalf of the Company for five years. In consideration, Mr. Namath will be compensated in the amount of $1,000,000 cash annually and received warrants to purchase 800,000 shares of the Company’s common stock at an exercise price of $0.01 and warrants to purchase 400,000 shares of the Company’s common stock at an exercise price of $4.60. The 800,000 warrants vest immediately, and the 400,000 warrants vest within one year. The outstanding warrants granted have a term of ten years from the date of grant. The fair value of the warrants was estimated as of the measurement date using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, expected volatility of 54.51%, risk-free interest rate of 5.77% and an expected holding period of five years. Based on these assumptions, total compensation expense of the warrants granted was approximately $4,650,000 and will be recognized over five years, the length of the consulting agreement. Accordingly, the Company recorded consulting expenses of approximately $930,000 for the year ended December 31, 2002. The following tables summarize information about the Spokesperson Stock Warrants activity during the year ended December 31, 2002:

Weighted
Average
	Number of	Exercise
	Warrants	Price

Balance, January 1, 2001	—	—
Warrants granted	1,200,000	$1.54
Warrants canceled	—	—
Warrants expired	—	—
Warrants exercised	—	—

Balance, December 31, 2001	1,200,000	$1.54
Warrants granted	—
Warrants canceled	—	—
Warrants expired	—	—
Warrants exercised	—	—
—

Balance, December 31, 2002	1,200,000	$1.54

     The Company estimates the fair value of stock warrants granted to the Company’s national spokesperson by using the Black-Scholes option pricing-model with the following assumptions used for grants in 2001 using specific grant dates; no dividend yield; expected volatility of 54.51%; risk free interest rates of 5.77%; and expected lives of 6 years for all non-employee stock warrants. Total consulting expenses under SFAS No. 123 relating to non-statutory stock options to be recognize over the consulting contract period of five years will approximate $4,650,000. Accordingly, the Company recorded consulting expenses of approximately $930,000 for the year ended December 31, 2001.

	Exercise Price
	Equals, Exceeds or
Number of	is Less than Market	Weighted		Weighted
Warrants Granted	Price of Stock	Average		Average
During 2002	on Grant Date	Exercise Price	Exercise Price	Fair Value

—	Equals	$—	$—	$—
400,000	Exceeds	4.60	4.60	2.81
800,000	Less than	0.01	0.01	4.62

1,200,000		$1.54		$4.00

Consultant Warrants – During 2002, the Company issued warrants to purchase 8,333 shares of common stock to consultants, and as a result, the Company recorded $37,807 in consulting expenses during 2002. The warrants have an exercise price $7.25 per share, weighted average fair value of $4.54 per share, vest immediately and have a term of 5 years. The fair value was estimated as of the measurement date using Black-Scholes option pricing model with the following assumptions: dividend yield of 0.25%, expected volatility of 89.52%, risk-free interest rate of 2.89% and expected holding period of one year.

TREASURY STOCK

During fiscal year 2001, the Company acquired 1,448,672 shares of treasury stock, which includes 800,000 shares related to the spin-off L.L. Bradford & Company, for a total value of approximately $4,191,887. During October 2001, the Company awarded 30,000 shares of its treasury stock to two employees of the Company. Expenses related to this bonus totaled $94,200. 1,421,072 shares of treasury stock were retired as of December 31, 2001.

During fiscal year 2002, the Company acquired 296,200 shares of treasury stock for a total value of $2,518,714 of which 1,000 shares were awarded to an employee as bonus totaling $6,120. The remaining 295,200 shares of treasury stock were retired as of December 31, 2002, which the excess of purchase price over the par value has been allocated to retained earnings.

NOTE R – EMPLOYMENT AGREEMENTS

The Company has employment agreements and arrangements with certain officers and key employees. The agreements generally continue for a period of three years or until terminated by the executive or the Company with cause. The agreements and arrangements provide the employees with a base salary and benefits, which approximates $1,591,000 annually. The agreements contain covenants against competition with the Company, which extend for a period of time after termination.

NOTE S – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts receivable, accounts payable, dividends payable, and notes payable approximate fair value because of the short-term maturity of these instruments.

     The carrying value of mortgage loans and notes receivable approximates the fair value at December 31, 2002. The fair value is estimated based upon projected cash flows discounted at the estimated current interest rates at which similar loans would be made.

NOTE T – CONCENTRATIONS

Financial instruments, which potentially subject the Company to credit risk, include cash in bank, accounts receivable and loans secured by trust deeds.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Concentration of credit risk with respect to accounts receivable is limited because of the large number of diverse customers. The Company controls credit risk through real estate securing mortgage loans and monitoring procedures. The Company believes it is not exposed to any significant credit risk on accounts receivable.

Concentrations of mortgage loans serviced exist in California, Hawaii, Nevada, and Texas with approximately 14%, 10%, 38% and 22% of mortgage loan balances as of December 31, 2002, respectively. As such, the Company has a significant geographic concentration of credit risk that may be adversely affected by periods of economic decline in these states.

Concentrations of mortgage loans exist at December 31, 2002 in commercial, construction, and acquisition and development loans. Concentrations of mortgage loans also exist with one borrower which represents approximately 77% of the total investments in mortgage loans at December 31, 2002. As such, the Company has a significant product concentration and concentration of credit risk with one borrower that may be adversely affected by periods of economic decline.

The Company’s investments in mortgage loans on real estate will require the borrower to make a balloon payment of the principal at maturity. To the extent that a borrower has an obligation to pay a mortgage loan in a lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to refinance or raise a substantial amount of cash. An increase in interest rates over the mortgage rate applicable at origination of the loan may have an adverse effect on the borrower’s ability to refinance.

NOTE U – COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company operates from leased office facilities under a noncancellable operating lease. The lease requires the Company to pay certain escalation clauses for real estate taxes, operating expense, usage and common area charges. The Company also leases equipment and a vehicle under noncancellable operating leases. Rent expense for leased office facilities, equipment, and the vehicle charged to operations for the year ended December 31, 2002 and 2001 was $568,772 and $404,849, respectively.

Future minimum rental payments required under the operating leases as of December 31, 2002, are as follows:

2003	418,329
2004	364,608
2005	326,398
2006	74,700

$1,184,035

In September 2002, the Company entered into a one year Aircraft Usage Agreement with C5, LLC, a company wholly owned by the Company’s Chief Executive Officer. The agreement is to allow the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The agreement automatically renews for successive periods of one year each unless terminated by either party no less than thirty days prior to the end of the term. Future minimum payments required under this agreement for 2003 total $360,000.

NOTE V – EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

The Company, Vestin Mortgage and Del Mar Mortgage, Inc., (“Del Mar Mortgage”), a company wholly owned by Mike Shustek, the largest shareholder and CEO of the Company, and various affiliates of the Company are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. (the “Action”). On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) dismissed 17 of the plaintiff’s claims, but entered a judgment on the remaining claim for $5.0 million, plus interest accruing from March 26, 2003, jointly and severally against Vestin Group, Vestin Mortgage and Del Mar Mortgage. Subsequent to April 10, 2003, the Court stayed the execution of the judgment pending the hearing and ruling on post-trial motions and, accordingly, the Court did not require the defendants to post a bond for the judgment. Del Mar Mortgage has agreed to indemnify Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Civil Action. Mr. Shustek has guaranteed the indemnification. If the stay of execution is lifted, Mr. Shustek has agreed to provide a bond in the amount of the judgment. Although the ultimate outcome of the Civil Action is uncertain, after consultation with legal counsel, the Company believes that the judgment against Vestin Group and Vestin Mortgage will be vacated and will have no effect on the Company’s operating results and financial condition. The defendants are appealing the ruling by the District Court.

The Company is involved with certain other legal proceedings incidental to its business activities. Management believes that the outcome of these proceedings will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company elected to contribute capital of $1.6 million to Fund I in the form of an interest-bearing amortizing note of $723,763 and the forgiveness of an obligation due from Fund I in the amount of $876,237, which resulted in a charge to current earnings totaling $1.6 million for the three months ended March 31, 2003. The Company made this capital contribution to restore member capital accounts in Fund I. The Company will not receive any additional units in Fund I in consideration of the capital contribution. The capital contribution will increase the existing members’ capital accounts in Fund I. Fund I is an important funding source for mortgage loans placed by the Company; accordingly, management believes the capital contribution is in the Company’s best long-term interest.

APPENDIX A TO EXHIBIT B

Appendix A to Exhibit B (“Subscription Instructions”), on pages B-13 and B-14 of the Amended Prospectus, sets forth the investor suitability standards for various states. This supplement revises the investor suitability standards for the State of Michigan to conform to current Michigan law as follows:

Michigan Investor Suitability Standards

Investors must have either (i) a minimum net worth (without including an Investor’s home, home furnishings, and automobiles) of $60,000, and an annual gross income of at least $60,000; or (ii) minimum net worth (exclusive of home, furnishings, and automobiles) of $225,000 or (iii) are purchasing in a fiduciary capacity for a person meeting the requirements of either (i) or (ii) above.

APPENDIX A TO EXHIBIT C

Appendix A to Exhibit C (“Subscription Instructions (applicable to Minnesota and Michigan”), on pages C-12 and C-13 of the Amended Prospectus, sets forth the investor suitability standards for various states. This supplement revises the investor suitability standards for the State of Michigan to conform to current Michigan law as follows:

Michigan Investor Suitability Standards

Investors must have either (i) a minimum net worth (without including an Investor’s home, home furnishings, and automobiles) of $60,000, and an annual gross income of at least $60,000; or (ii) minimum net worth (exclusive of home, furnishings, and automobiles) of $225,000 or (iii) are purchasing in a fiduciary capacity for a person meeting the requirements of either (i) or (ii) above.